UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

Date of report (Date of earliest event reported) January 20, 2017



Winnebago Industries, Inc.

(Exact Name of Registrant as Specified in its Charter)

Iowa	**001-06403**	**42-0802678**
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

P.O. Box 152, Forest City, Iowa	**50436**
(Address of Principal Executive Offices)	(Zip Code)

Registrant's telephone number, including area code **641-585-3535**

(Former Name or Former Address, if Changed Since Last Report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

o   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

o   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

o   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

o   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01 Other Events.

In the first quarter of Fiscal 2017, we revised our reporting segments. Previously we had one reporting segment which included all recreational vehicle products and services. With the acquisition of Grand Design in the first quarter of Fiscal 2017, we expanded the number of reporting segments to two: (1) Motorized products and services and (2) Towable products and services. The Towable segment includes all products which are not motorized and are generally towed by another vehicle. The Motorized segment includes all products that include a motorized chassis as well as other related manufactured products. We are filing this Current Report on Form 8-K to present prior year segment information to our Annual Report on Form 10-K for the fiscal year ended August 27, 2016 to conform to the current reporting segment presentation in accordance with SEC Financial Reporting Manual - Topic 13 - Effects of Subsequent Events on Financial Statements Required in Filings.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm-Deloitte & Touche LLP.
99.1	Updated Part I, Item 1. Business, Part II, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations and Item 8. Financial Statements and Supplementary Data from Winnebago Industries, Inc.'s Annual Report on Form 10-K for the fiscal year ended August 27, 2016.
101	The following materials from Winnebago Industries, Inc.'s Annual Report on Form 10-K for the year ended August 27, 2016 are filed herewith, formatted in XBRL (Extensible Business Reporting Language): (i) the Consolidated Statements of Income and Comprehensive Income for the years ended August 27, 2016, August 29, 2015 and August 30, 2014, (ii) the Consolidated Balance Sheets as of August 27, 2016 and August 29, 2015, (iii) the Consolidated Statements of Cash Flows for the years ended August 27, 2016, August 29, 2015 and August 30, 2014, (iv) the Consolidated Statements of Changes in Stockholders' Equity for the years ended August 27, 2016, August 29, 2015 and August 30, 2014 and (v) the Notes to Consolidated Financial Statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WINNEBAGO INDUSTRIES, INC.

Date:	January 20, 2017	By:	*/s/ Scott C. Folkers*
		Name:	Scott C. Folkers
		Title:	Vice President, General Counsel and Secretary

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statements No. 333-31595, No. 333-47123, No. 333-113246, and No. 333-194854 on Form S-8 and No. 333-210659 on Form S-3 of our report dated October 18, 2016 (January 20, 2017 for the effects of the adjustments made as a result of the reporting segment change described in Note 12 to the consolidated financial statements), relating to the consolidated financial statements of Winnebago Industries, Inc. and subsidiaries, and our report dated October 18, 2016 relating to the effectiveness of Winnebago Industries, Inc. and subsidiaries' internal control over financial reporting, appearing in this Current Report on Form 8-K dated January 20, 2017.

/s/ Deloitte & Touche LLP

Minneapolis, Minnesota
January 20, 2017

Exhibit 99.1

WINNEBAGO INDUSTRIES, INC.

UPDATED PART I, ITEM 1. BUSINESS, PART II, ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS AND ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA FROM THE ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED AUGUST 27, 2016

See Item 8.01 of the accompanying Current Report on Form 8-K for a discussion of the facts surrounding, rationale for and other matters involving the following disclosure. The following information replaces Item 1. Business, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations and Item 8. Financial Statements and Supplementary Data previously filed in the Annual Report on Form 10-K for the year ended August 27, 2016 for Winnebago Industries, Inc. All other portions of such Annual Report on Form 10-K are unchanged.

Forward-Looking Information

Certain of the matters discussed in this report are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which involve risks and uncertainties. A number of factors could cause actual results to differ materially from these statements, including, but not limited to: increases in interest rates, availability of credit, low consumer confidence, availability of labor, significant increase in repurchase obligations, inadequate liquidity or capital resources, availability and price of fuel, a slowdown in the economy, increased material and component costs, availability of chassis and other key component parts, sales order cancellations, slower than anticipated sales of new or existing products, new product introductions by competitors, the effect of global tensions, integration of operations relating to mergers and acquisitions activities, business interruptions, any unexpected expenses related to ERP, risks relating to the consummation of our acquisition of Grand Design; risks inherent in the achievement of cost synergies and the timing thereof; risks that the pendency, financing, and efforts to consummate the transaction may be disruptive to Winnebago Industries or Grand Design or their respective management; the effect of announcement of the transaction on Grand Design's ability to retain and hire key personnel and maintain relationships with customers, suppliers and other third parties, risks related to integration of the two companies and other factors which may be disclosed throughout this Current Report on Form 8-K. Although we believe that the expectations reflected in the "forward-looking statements" are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Undue reliance should not be placed on these "forward-looking statements," which speak only as of the date of this report. We undertake no obligation to publicly update or revise any "forward-looking statements," whether as a result of new information, future events or otherwise, except as required by law or the rules of the NYSE. We advise you, however, to consult any further disclosures made on related subjects in future quarterly reports on Form 10-Q and current reports on Form 8-K that are filed or furnished with the SEC.

Glossary

The following terms and abbreviations appear in the text of this report and are defined as follows:

AOCI	Accumulated Other Comprehensive Income (Loss)
Amended Credit Agreement	Credit Agreement dated as of May 28, 2014 by and between Winnebago Industries, Inc and Winnebago of Indiana, LLC, as Borrowers, and Wells Fargo Capital Finance, as Agent
ARS	Auction Rate Securities
ASC	Accounting Standards Codification
ASP	Average Sales Price
ASU	Accounting Standards Update
COLI	Company Owned Life Insurance
Credit Agreement	Credit Agreement dated as of October 31, 2012 by and between Winnebago Industries, Inc. and Winnebago of Indiana, LLC, as Borrowers, and General Electric Capital Corporation, as Agent (as amended May 28, 2014)
EPS	Earnings Per Share
ERP	Enterprise Resource Planning
FASB	Financial Accounting Standards Board
FIFO	First In, First Out
GAAP	Generally Accepted Accounting Principles
GECC	General Electric Capital Corporation
Grand Design	Grand Design RV, LLC
IRS	Internal Revenue Service
IT	Information Technology
JPMorgan	JPMorgan Chase Bank, N.A.
LIBOR	London Interbank Offered Rate
LIFO	Last In, First Out
LTIP	Long-Term Incentive Plan
Motorized	Business segment including motorhomes and other related manufactured products
MVA	Motor Vehicle Act
NMF	Non-Meaningful Figure
NOL	Net Operating Loss
NYSE	New York Stock Exchange
OCI	Other Comprehensive Income
Octavius	Octavius Corporation, a wholly-owned subsidiary of Winnebago Industries, Inc.
OEM	Original Equipment Manufacturing
OSHA	Occupational Safety and Health Administration
ROE	Return on Equity
ROIC	Return on Invested Capital
RV	Recreation Vehicle
RVIA	Recreation Vehicle Industry Association
SEC	U.S. Securities and Exchange Commission
SERP	Supplemental Executive Retirement Plan
SIR	Self-Insured Retention
Stat Surveys	Statistical Surveys, Inc.
SunnyBrook	SunnyBrook RV, Inc.
Towable	Business segment including products which are not motorized and are towable by another vehicle
US	United States of America
XBRL	eXtensible Business Reporting Language
YTD	Year to Date

PART I

Item 1. Business

General

The "Company," "Winnebago Industries," "we," "our" and "us" are used interchangeably to refer to Winnebago Industries, Inc. and its subsidiary, Winnebago of Indiana, LLC, as appropriate in the context.

Winnebago Industries, Inc., headquartered in Forest City, Iowa, is a leading United States manufacturer of RVs used primarily in leisure travel and outdoor recreation activities.

We own facilities in Middlebury, Indiana, where we manufacture travel trailers and fifth wheel RVs and Junction City, Oregon, where we manufacture motorhomes.

We were incorporated under the laws of the state of Iowa on February 12, 1958, and adopted our present name on February 28, 1961. Our executive offices are located at 605 West Crystal Lake Road in Forest City, Iowa. Our telephone number is (641) 585-3535.

Available Information

Our website, located at www.wgo.net, provides additional information about us. On our website, you can obtain, free of charge, this and prior year Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and all of our other filings with the SEC. Our recent press releases are also available on our website. Our website also contains important information regarding our corporate governance practices. Information contained on our website is not incorporated into this Current Report on Form 8-K. You may also read and copy any materials that we file with the SEC at the SEC's Public Reference Room at 100 F Street, NE, Room 1580, Washington, D.C. 20549. You may obtain information on the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains a website that contains reports, proxy statements and other information that is filed electronically with the SEC. The website can be accessed at www.sec.gov.

Principal Products

We have two reporting segments: (1) Motorized products and services and (2) Towable products and services. The Towable segment includes all products which are not motorized and are generally towed by another vehicle. The Motorized segment includes all products that include a motorized chassis as well as other related manufactured products. Net revenues by major product classes were as follows:

(In thousands)	Year Ended [1]									
	August 27, 2016		August 29, 2015		August 30, 2014		August 31, 2013		August 25, 2012	
Motorized [2]	$885,814	90.8%	$904,821	92.7%	$887,040	93.9%	$748,482	93.2%	$524,895	90.2%
Towable [3]	89,412	9.2%	71,684	7.3%	58,123	6.1%	54,683	6.8%	56,784	9.8%
Total net revenues	$975,226	100.0%	$976,505	100.0%	$945,163	100.0%	$803,165	100.0%	$581,679	100.0%

[1] The fiscal year ended August 31, 2013 contained 53 weeks; all other fiscal years contained 52 weeks.
[2] Includes motorhome units, parts and services and other related manufactured products.
[3] Includes towable units and parts.

Motorized products and services. A motorhome is a self-propelled mobile dwelling used primarily as temporary living quarters during vacation and camping trips, or to support some other active lifestyle. The RVIA classifies motorhomes into three types, all of which we manufacture and sell under the Winnebago brand name, which are defined as follows:

Type	Description	Winnebago products offerings
Class A	Conventional motorhomes constructed directly on medium- and heavy-duty truck chassis, which include the engine and drivetrain components. The living area and driver's compartment are designed and produced by the motorhome manufacturer.	Gas: Adventurer, Sightseer, Suncruiser, Sunova, Sunstar, Sunstar LX, Vista, Vista LX Diesel: Forza, Grand Tour, Journey, Tour, Via
Class B (gas and diesel)	Panel-type vans to which sleeping, kitchen, and/or toilet facilities are added. These models may also have a top extension to provide more headroom.	Winnebago Touring Coach (Era, Paseo, Travato)
Class C (gas and diesel)	Motorhomes built on van-type chassis onto which the motorhome manufacturer constructs a living area with access to the driver's compartment.	Aspect, Cambria, Fuse, Minnie Winnie, Navion, Spirit, Trend, View

Motorhomes generally provide living accommodations for up to seven people and include kitchen, dining, sleeping and bath areas, and in some models, a lounge. Optional equipment accessories include, among other items, generators, home theater systems, king-size beds, and UltraLeather™ upholstery and a wide selection of interior equipment. With the purchase of any new motorhome, we offer a comprehensive 12-month/15,000-mile warranty on the coach and, for Class A and C motorhomes, a 3-year/36,000-mile structural warranty on sidewalls and floors.

Our Class A, B and C motorhomes are sold by dealers in the retail market with manufacturer's suggested retail prices ranging from approximately $70,000 to $470,000, depending on size and model, plus optional equipment and delivery charges. Our motorhomes range in length from 21 to 44 feet.

Unit sales of our motorhomes for the last five fiscal years were as follows:

| Units | Year Ended [1][2] | | | | | | | | | |
	August 27, 2016		August 29, 2015		August 30, 2014		August 31, 2013		August 25, 2012	
Class A	2,925	31.4%	3,442	37.8%	4,466	51.0%	3,761	55.1%	2,579	55.6%
Class B	1,239	13.3%	991	10.9%	751	8.6%	372	5.5%	319	6.9%
Class C	5,143	55.3%	4,664	51.3%	3,538	40.4%	2,688	39.4%	1,744	37.6%
Total motorhomes	9,307	100.0%	9,097	100.0%	8,755	100.0%	6,821	100.0%	4,642	100.0%

[1] The fiscal year ended August 31, 2013 contained 53 weeks; all other fiscal years contained 52 weeks.
[2] Percentages may not add due to rounding differences.

Motorhome parts and service activities represent revenues generated by service work we perform for retail customers at our Forest City, Iowa and Junction City, Oregon facilities as well as revenues from sales of RV parts. As of August 27, 2016, our parts inventory was approximately $3.5 million and is located in a 450,000-square foot warehouse with what we believe to be among the most sophisticated distribution and tracking systems in the industry. Our competitive strategy is to provide proprietary manufactured parts through our dealer network, which we believe increases customer satisfaction and the value of our motorhomes.

As a result of our motorhome manufacturing capabilities, equipment and facilities, we have used our incremental capacity to manufacture other products for outside customers. These other manufactured products included our bus and aluminum extrusion operations which we exited in Fiscal 2015 and 2016, respectively, to better deploy labor in our Forest City, Iowa plant.
We also manufacture commercial vehicles which are motorhome shells, primarily custom designed for the buyer's special needs and requirements, such as law enforcement command centers, mobile medical clinics and mobile office space. These commercial vehicles are sold through our dealer network. In addition, we also provide commercial vehicles as bare shells to third-party upfitters for conversion at their facilities.

Towable products and services. A towable is a non-motorized vehicle that is designed to be towed by passenger automobiles, pickup trucks, SUVs or vans and is used as temporary living quarters for recreational travel. The RVIA classifies towables in four types: conventional travel trailers, fifth wheels, folding camper trailers and truck campers; we manufacture and sell conventional travel trailers and fifth wheels under the Winnebago brand name, which are defined as follows:

Type	Description	Winnebago product offerings
Travel trailer	Conventional travel trailers are towed by means of a hitch attached to the frame of the vehicle.	Winnie Drop, Micro Minnie, Minnie, Ultralite, Instinct, Spyder (Toy Hauler)
Fifth wheel	Fifth wheel trailers are constructed with a raised forward section that is connected to the vehicle with a special fifth wheel hitch.	Destination, Latitude, Voyage, Voyage XLT, Scorpion (Toy Hauler)

Unit sales of our towables for the last five fiscal years were as follows:

| Units | Year Ended [1][2] | | | | | | | | | |
	August 27, 2016		August 29, 2015		August 30, 2014		August 31, 2013		August 25, 2012	
Travel trailer	3,613	86.0%	2,182	81.7%	2,052	81.8%	2,038	80.4%	1,372	58.7%
Fifth wheel	586	14.0%	488	18.3%	457	18.2%	497	19.6%	966	41.3%
Total towables	4,199	100.0%	2,670	100.0%	2,509	100.0%	2,535	100.0%	2,338	100.0%

[1] The fiscal year ended August 31, 2013 contained 53 weeks; all other fiscal years contained 52 weeks.
[2] Percentages may not add due to rounding differences.

On October 2, 2016, we entered into a Securities Purchase Agreement pursuant to which we intend to acquire Grand Design, a fast-growing towables manufacturer in Middlebury, Indiana. Grand Design manufactures travel trailers and fifth wheel products. With this acquisition, we expect to have a broader and more balanced portfolio of motorized and towable products and intend to capitalize on the opportunities across the RV market and to drive improved profitability and long-term value for shareholders.

Production

We generally produce motorhomes and towables to order from dealers. We have some ability to increase our capacity by scheduling overtime and/or hiring additional production employees or to decrease our capacity through the use of shortened workweeks and/or reducing head count. We have long been known as an industry leader in innovation as each year we introduce new or redesigned products. These changes generally include new floor plans and sizes as well as design and decor modifications.

Our motorhomes are primarily produced in the state of Iowa at four different campuses. Our Forest City facilities are vertically integrated and provide mechanized assembly line manufacturing for Class A and C motorhomes. We assemble Class B motorhomes in our Lake Mills facilities. Hardwood cabinet, countertop and compartment door products are manufactured at our Charles City campus. Our Waverly facility is used for wire harness fabrication. Beginning in 2016, we also began assembling motorhomes in our Junction City, Oregon facility. Our motorhome bodies are made from various materials and structural components which are typically laminated into rigid, lightweight panels. Body designs are developed with computer aided design and manufacturing and subjected to a variety of tests and evaluations to meet our standards and requirements. We manufacture a number of components utilized in our motorhomes, with the principal exceptions being chassis, engines, generators and appliances that we purchase from reputable manufacturers.

Most of our raw materials such as steel, aluminum, fiberglass and wood products are obtainable from numerous sources. Certain parts, especially motorhome chassis, are available from a small group of suppliers. We are currently purchasing Class A and C chassis from Ford Motor Company, Mercedes-Benz USA (a Daimler company) and Mercedes-Benz Canada (a Daimler company) and Class A chassis from Freightliner Custom Chassis Corporation (a Daimler company). Class B chassis are purchased from Mercedes-Benz USA, Mercedes-Benz Canada, FCA US, LLC and FCA Canada, Inc.. Class C chassis are also purchased from FCA US, LLC and FCA Canada, Inc. In Fiscal 2016, only two vendors, Ford Motor Company and Mercedes-Benz (USA and Canada) individually accounted for more than 10% of our raw material purchases and approximating 35% in the aggregate.

Our towables are produced at an assembly plant located in Middlebury, Indiana. The majority of components are comprised of frames, appliances and furniture and are purchased from suppliers.

Backlog

We strive to balance timely order fulfillment to customers with the lead times suppliers require to efficiently source materials and manage costs. Production facility constraints at peak periods also lead to fluctuations in backlogged orders which we manage closely. The approximate revenue of our motorhome backlog was $107.6 million and $156.4 million as of August 27, 2016 and August 29, 2015, respectively. The approximate revenue of our towable backlog was $8.4 million and $6.2 million as of August 27, 2016 and August 29, 2015, respectively.   A more detailed description of our motorhome and towable order backlog is included in Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Distribution and Financing

We market our RVs on a wholesale basis to a diversified independent dealer network located throughout the US and, to a limited extent, in Canada. Foreign sales, including Canada, were 8% or less of net revenues during each of the past three fiscal years. See Note 12 to our Financial Statements of this Current Report on Form 8-K.

As of August 27, 2016, our RV dealer network in the US and Canada included 295 motorized and 161 towable physical dealer locations, 74 of these locations carried both Winnebago motorized and towable product. One of our dealer organizations, FreedomRoads, LLC, accounted for 16.6% of our net revenue for Fiscal 2016, as this dealer sold our products in 78 of their dealership locations across 28 US states. A second dealer organization, La Mesa RV Center, Inc., accounted for 13.0% of our net revenue for Fiscal 2016, as this dealer sold our products in 11 dealership locations across 4 US states.

We have sales and service agreements with dealers which are subject to annual review. Many of the dealers are also engaged in other areas of business, including the sale of automobiles, trailers or boats, and many dealers carry one or more competitive lines of RVs. We continue to place high emphasis on the capability of our dealers to provide complete service for our RVs. Dealers are obligated to provide full service for owners of our RVs or, in lieu thereof, to secure such service from other authorized providers.

We advertise and promote our products through national RV magazines, the distribution of product brochures, the Go RVing national advertising campaign sponsored by RVIA, direct-mail advertising campaigns, various national promotional opportunities and on a local basis through trade shows, television, radio and newspapers, primarily in connection with area dealers.

RV sales to dealers are made on cash terms. Most dealers are financed on a "floorplan" basis under which a bank or finance company lends the dealer all, or substantially all, of the purchase price, collateralized by a security interest in the merchandise purchased. As is customary in the RV industry, we typically enter into a repurchase agreement with a lending institution financing a dealer's purchase of our product upon the lending institution's request and after completion of a credit check of the dealer involved. Our repurchase agreements provide that for up to 18 months after a unit is financed, in the event of default by the dealer on the agreement to pay the lending institution and repossession of the unit(s) by the lending institution, we will repurchase the financed merchandise from the lender at dealer invoice. Our maximum exposure for repurchases varies significantly from time to time, depending upon general economic conditions, seasonal shipments, competition, demand for RVs, dealer organization, gasoline availability and access to and the cost of financing. See Note 9.

Competition

The RV market is highly competitive with many other manufacturers selling products which compete directly with our products. Some of our competitors are much larger than us, most notably in the towable RV market, which may provide these competitors additional purchasing power. The competition in the RV industry is based upon design, price, quality and service of the products. We believe our principal competitive advantages are our brand strength, product quality and our service after the sale. We also believe that our motorhome products have historically commanded a price premium as a result of these competitive advantages.

Seasonality

The primary use of RVs for leisure travel and outdoor recreation has historically led to a peak retail selling season concentrated in the spring and summer months and lower sales during winter months. Our sales of RVs are generally influenced by this pattern in retail sales, but sales can also be affected by the level of dealer inventory. As a result, RV sales are historically lowest during our second fiscal quarter, which ends in February.

Regulations and Trademarks

We are subject to a variety of federal, state and local laws and regulations, including the MVA, under which the National Highway Traffic Safety Administration may require manufacturers to recall RVs that contain safety-related defects, and numerous state consumer protection laws and regulations relating to the operation of motor vehicles, including so-called "Lemon Laws." We are also subject to regulations established by OSHA. Our facilities are periodically inspected by federal and state agencies, such as OSHA. We are a member of RVIA, a voluntary association of RV manufacturers which promulgates RV safety standards. We place an RVIA seal on each of our RVs to certify that the RVIA standards have been met. We believe that our products and facilities comply in all material respects with the applicable vehicle safety, consumer protection, RVIA and OSHA regulations and standards.

Our operations are subject to a variety of federal and state environmental laws and regulations relating to the use, generation, storage, treatment, emission, labeling, and disposal of hazardous materials and wastes and noise pollution. We believe that we currently are in compliance with applicable environmental laws and regulations in all material aspects.

We have several domestic and foreign trademark registrations associated with our motorhome and towable products which include: Winnebago, Aspect, Brave, Cambria, Chalet, Destination, Ellipse, Era, Forza, Fuse, Glide & Dine, Inlounge, Instinct, Intable, Itasca, Journey, Meridian, Micro Minnie, Minnie, Minnie Winnie, Sightseer, Solei, Spirit, Spyder, Suncruiser, Sunova, Sunstar, Travato, Trend, Tribute, View, Vista, Viva!, Voyage, W, Flying W (logo), WIT Club, Winnebago Ind (logo), Winnebago Towables (logo) and Winnebago Touring Coach. We believe that our trademarks and trade names are significant to our business and we have in the past and will in the future vigorously protect them against infringement by third parties. We are not dependent upon any patents or technology licenses of others for the conduct of our business.

Research and Development

Research and development expenditures are expensed as incurred. During Fiscal 2016, 2015 and 2014, we spent approximately $4.0 million, $3.9 million and $4.3 million, respectively on research and development activities.

Human Resources

At the end of Fiscal 2016, 2015 and 2014, we employed approximately 3,050, 2,900 and 2,850 persons, respectively. None of our employees are covered under a collective bargaining agreement. We believe our relations with our employees are good.

Executive Officers of the Registrant

Name	Office (Year First Elected an Officer)	Age
Michael J. Happe	President and Chief Executive Officer (2016)	45
Ashis N. Bhattacharya	Vice President, Strategic Planning and Development (2016)	53
S. Scott Degnan	Vice President and General Manager, Towables Business (2012)	51
Steven R. Dummett	Vice President, Product Development (2015 - September 2016)	61
Scott C. Folkers	Vice President, General Counsel & Secretary (2012)	54
Brian D. Hazelton	Vice President and General Manager, Motorhome Business (August 2016)	51
Daryl W. Krieger	Vice President, Manufacturing (2010 - September 2016)	53
Sarah N. Nielsen	Vice President, Chief Financial Officer (2005)	43
Christopher D. West	Vice President, Operations (September 2016)	44
Bret A. Woodson	Vice President, Administration (2015)	46
Donald L. Heidemann [1]	Treasurer and Director of Finance (2007)	44

[1] Employment ended on November 4, 2016.

Officers are elected annually by the Board of Directors. There are no family relationships between or among any of the Corporate Officers or Directors of the Company.

Mr. Happe joined Winnebago Industries in January 2016 as President and Chief Executive Officer (CEO). Prior to joining Winnebago, he had been employed by Toro Company from 1997 to 2016. He served as Executive Officer and Group Vice President of Toro's Residential and Contractor businesses from March 2012 to December 2015. From August 2010 to March 2012 he served as Vice President, Residential and Landscape Contractor Businesses. Prior to that he held a series of senior leadership positions throughout his career across a variety of Toro's domestic and international divisions.

Mr. Bhattacharya joined Winnebago Industries in May 2016 as Vice President of Strategic Planning and Development. Prior to joining Winnebago, Mr. Bhattacharya served at Honeywell as Vice President, Strategy, Alliances & Internet of Things (IoT) for the Sensing and Productivity Solutions division from 2010 to 2016. Prior to that, he was employed with Moog, Motorola, and Bain & Company in a variety of roles.

Mr. Degnan joined Winnebago Industries in May 2012 as Vice President of Sales and Product Management. He moved into the role of Vice President and General Manager, Towables Business in July 2016. Prior to joining Winnebago, Mr. Degnan served as Vice President of Sales for Riverside, California's MVP RV from 2010 to 2012. He also previously served in management and sales positions with Coachmen RV from 2008 to 2010, with National RV from 2007 to 2008, and Fleetwood Enterprises from 1987 to 2007.

Mr. Dummett has over 30 years of experience with Winnebago Industries. He was elected to the position of Vice President, Product Development in January 2015. Prior to that time, he served as Design Engineering Manager from 2010 to 2015 and as Project Engineering Coordinator and Product Designer. Effective September 16, 2016 Mr. Dummett was named Managing Director of Engineering, reporting to Mr. Hazelton.

Mr. Folkers joined Winnebago Industries in August 2010 as assistant general counsel. He was elected to the position of Vice President, General Counsel and Secretary in June 2012. Prior to joining Winnebago, Mr. Folkers was employed as in-house counsel for John Morrell & Co., in Sioux Falls, SD from 1998 to 2010. Mr. Folkers is a member of the Iowa Bar Association.

Mr. Hazelton joined Winnebago Industries in August 2016 as Vice President and General Manager, Motorhome Business. He previously was CEO of Schwing America, Inc. from 2009 to 2016. Schwing declared Chapter 11 bankruptcy in 2009 emerging in 2010 with a reorganization plan. Prior to his employment with Schwing, he worked for Terex Corporation and Detroit Diesel Corporation in various executive roles.

Mr. Krieger has over 30 years of experience with Winnebago Industries. He has been Vice President, Manufacturing since May 2010. Prior to that time, he served as Director of Manufacturing from November 2009 to May 2010 and General Manager - Fabrication from February 2002 to November 2009. Effective September 16, 2016 Mr. Krieger was named Managing Director of Iowa Operations, reporting to Mr. West.

Ms. Nielsen has 11 years of experience with Winnebago Industries. She has been Vice President and Chief Financial Officer since November 2005. Ms. Nielsen joined Winnebago in August 2005 as Director of Special Projects and Training. Prior to that time, she was employed as a senior audit manager at Deloitte & Touche LLP, where she worked from 1995 to 2005. Ms. Nielsen is a Certified Public Accountant.

Mr. West joined Winnebago Industries in September 2016 as Vice President, Operations. He previously was Vice President of Global Supply Chain for Joy Global (a worldwide equipment manufacturer) from 2014 to 2016, and Operations Director from 2012 to 2014. Other positions Mr. West has held include Director of Manufacturing for AGCO Corporation (an agricultural equipment manufacturer) from 2008 to 2012 and Director of Operations and other management positions for the Nordam Group (a manufacturer of aircraft interiors) from 1999 to 2009.

Mr. Woodson joined Winnebago Industries in January 2015 as Vice President, Administration. Prior to joining Winnebago, Mr. Woodson was Vice President of Human Resources at Corbion from 2007 to 2014 and Director, Human Resources at Sara Lee from 1999 to 2007 and has over 23 years of business and human resources experience.

Mr. Heidemann has nine years of experience with Winnebago Industries. He was elected to the position of Treasurer in August 2007 and added Director of Finance responsibilities in August 2011. Prior to joining the Company, Mr. Heidemann served in various treasury positions for Select Comfort Corporation from 2003 to July 2007 and served in various treasury positions for Rent-A-Center Incorporated from 1998 to 2003.

PART II

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A) is intended to provide a reader of our financial statements with a narrative from the perspective of our management on our financial condition, results of operations, liquidity and certain other factors that may affect our future results. Our MD&A is presented in eight sections:

- Executive Overview
- Industry Outlook
- Company Outlook
- Results of Operations
- Analysis of Financial Condition, Liquidity and Capital Resources
- Contractual Obligations and Commercial Commitments
- Critical Accounting Policies
- New Accounting Pronouncements

Our MD&A should be read in conjunction with the Financial Statements and related Notes included in Item 8, Financial Statements and Supplementary Data, of this Current Report on Form 8-K.

Executive Overview

Winnebago Industries, Inc. is a leading US manufacturer of RVs with a proud history of manufacturing RV products for more than 55 years. We currently produce a large majority of our motorhomes in vertically integrated manufacturing facilities in Iowa and we produce all of our travel trailer and fifth wheel trailers in Indiana. We are in the process of expanding some motorhome manufacturing to Junction City, Oregon. We distribute our products primarily through independent dealers throughout the US and Canada, who then retail the products to the end consumer.

We recently announced our entry into a Securities Purchase Agreement pursuant to which we intend to acquire Grand Design, a fast-growing towables manufacturer in Middlebury, Indiana for approximately $500 million. Grand Design manufactures travel trailers and fifth wheel products. With this acquisition, we expect to have a broader and more balanced portfolio of motorized and towable products and intend to capitalize on the opportunities across the RV market and to drive improved profitability and long-term value for shareholders.

We have two reporting segments: (1) Motorized products and services and (2) Towable products and services. The Towable segment includes all products which are not motorized and are generally towed by another vehicle. The Motorized segment includes all products that include a motorized chassis as well as other related manufactured products.

Our retail unit market share, as reported by Stat Surveys based on state records, is illustrated below. Note that this data is subject to adjustment and is continuously updated.

US and Canada	Rolling 12 Months Through August		Calendar Year		
	2016	2015	2015	2014	2013
Motorized A, B, C	18.6%	20.8%	20.4%	20.7%	18.6%
Travel trailer and fifth wheels	1.1%	0.9%	0.9%	0.8%	1.0%

Highlights of Fiscal 2016:
Consolidated revenues, gross profit, and operating income were comparable for Fiscal 2016 as compared to Fiscal 2015. Quarterly results for the past two fiscal years are illustrated as follows:

(In thousands)	Revenues		Gross Profit		Gross Margin		Operating Income		Operating Margin	
	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015
Q1	$ 214,223	224,403	$ 25,249	$ 24,386	11.8%	10.9%	$ 12,759	$ 14,442	6.0%	6.4%
Q2	225,672	234,543	25,276	24,258	11.2%	10.3%	13,503	11,948	6.0%	5.1%
Q3	272,077	266,510	30,257	28,183	11.1%	10.6%	20,593	16,118	7.6%	6.0%
Q4	263,254	251,049	31,867	28,053	12.1%	11.2%	18,886	16,911	7.2%	6.7%
Total	$ 975,226	$ 976,505	$ 112,649	$ 104,880	11.6%	10.7%	$ 65,741	$ 59,419	6.7%	6.1%

Operational and financial performance:

- Motorized net revenue declined 2.1% in 2016 due mainly to other manufactured products revenues which decreased by $21.1 million. This was primarily due to our exit of the aluminum extrusion and bus businesses. Both of these operations provided very low margins. Offsetting this reduction, in part, was modest growth in Motorized wholesale deliveries which increased by approximately 2.3% in Fiscal 2016 as compared to Fiscal 2015. Strong demand for our Class B and Class C products was partially offset by weaker demand in Class A products. We anticipate continued strong demand in the Class B and C categories.

- Towable net revenue experienced growth of approximately 25% which was enhanced in part by the increase in our dealer network.

- The continued strong financial performance of our business has allowed us to make substantial investments in Fiscal 2016 including the implementation of an ERP system and purchase of our Junction City, Oregon plant.

Industry Outlook

Key reported statistics for the North American RV industry are as follows:

- Wholesale unit shipments: RV product delivered to the dealers, which is reported monthly by RVIA
- Retail unit registrations: consumer purchases of RVs from dealers, which is reported by Stat Surveys

We track RV Industry conditions using these key statistics to monitor trends and evaluate and understand our performance relative to the overall industry. The rolling twelve months shipment and retail information for 2016 and 2015, as noted below, illustrates that the RV industry continues to grow at the wholesale and retail level. We believe retail demand is the key driver to continued growth in the industry.

	US and Canada Industry							
	Wholesale Unit Shipments per RVIA Rolling 12 Months through August				Retail Unit Registrations per Stat Surveys Rolling 12 Months through August			
(In units)	2016	2015	Increase	Change	2016	2015	Increase	Change
Towable [(1)]	342,154	309,039	33,115	10.7%	336,604	306,987	29,617	9.6%
Motorized [(2)]	52,648	45,248	7,400	16.4%	47,953	43,370	4,583	10.6%
Combined	394,802	354,287	40,515	11.4%	384,557	350,357	34,200	9.8%

(1) Towable: Fifth wheel and travel trailer products
(2) Motorized: Class A, B and C products

The most recent towable and motorized RVIA wholesale shipment forecasts for calendar year 2016 and 2017 as noted in the table below illustrates continued projected growth of the industry. The outlook for future growth in RV sales is based on continued modest gains in job and disposable income prospects as well as low inflation, and takes into account the impact of slowly rising interest rates, a strong U.S. dollar and continued weakness in energy production and prices.

	Calendar Year			
Wholesale Unit Shipment Forecast per RVIA [(1)]	2017	2016	Unit Change	% Change
Towable	344,300	340,600	3,700	1.1%
Motorized	53,900	52,200	1,700	3.3%
Combined	398,200	392,800	5,400	1.4%

(1) Prepared by Dr. Richard Curtin of the University of Michigan Consumer Survey Research Center for RVIA and reported in the Roadsigns RV Fall 2016 Industry Forecast Issue.

Company Outlook

Based on our profitable operating results in recent years, we believe that we have demonstrated our ability to maintain our liquidity, cover operations costs, recover fixed assets, and maintain physical capacity at present levels. Our entrance into the Towable market has been successful and we are seeing high growth rates in revenues and earnings in a market significantly larger than the Motorized market.

Our Motorized production facilities are located in largely rural areas of northern Iowa. In addition, the unemployment rate in these areas is currently low. To the extent that we have been able to increase the production rate, we have also incurred incremental operating expenses associated with overtime and workers compensation expense. To overcome these labor shortages we first expanded within the state of Iowa. In Fiscal 2014, we leased an additional manufacturing facility in Lake Mills, Iowa and in the third quarter of Fiscal 2015 we purchased a separate facility in Waverly, Iowa which is also in production. We also exited our bus and aluminum extrusion operation to better deploy our labor in Forest City, Iowa.

In the second quarter of 2016, we purchased a production facility in Junction City, Oregon from a former motorized RV producer. We are expanding some motorhome manufacturing to Junction City in order to diversify our geographical locations. The site also provides a west coast service option for our customers.

We expect to continue investing and building for Winnebago's future. We anticipate modest motorized deliveries growth, which is in line with RVIA's projection of 3% growth for the industry. We've taken steps to improve motorized labor efficiency and expect to see continued improvement in Fiscal 2017. In our Towable segment, we anticipate continued double digit growth, with further penetration of our new products and further expansion of our distribution base. We believe our acquisition of Grand Design, will also help fuel this growth.

ERP

In the second quarter of Fiscal 2015, the Board of Directors approved the strategic initiative of implementing an ERP system to replace our legacy business applications. The new ERP platform will provide better support for our changing business needs and plans for future growth. Our initial cost estimates have grown for additional needs of the business such as the acquisition of the Junction City, Oregon plant and the opportunity to integrate the ERP system with additional manufacturing systems. The project includes software, external implementation assistance and increased internal staffing directly related to this initiative. We anticipate that approximately 40% of the cost will be immediately expensed over the life of the project and 60% will be capitalized. The following table illustrates the cumulative project costs:

(In thousands)	Fiscal 2015	Fiscal 2016										Cumulative Investment
			Q1		Q2		Q3		Q4		Total	
Capitalized	$	3,291	$	1,412	$	1,798	$	1,898	$	2,690	$	7,798	$	11,089
Expensed		2,528		1,363		1,432		1,742		1,393		5,930		8,458
Total	$	5,819	$	2,775	$	3,230	$	3,640	$	4,083	$	13,728	$	19,547

[1]   During Fiscal 2016, we placed in service $6.3 million of our cumulative investment. These capitalized investments are amortized over a 10‑year life.

Impact of Inflation

Materials cost is the primary component in the cost of our products. Historically, the impact of inflation on our operations has not been significantly detrimental, as we have historically been able to adjust our prices to reflect the inflationary impact on the cost of manufacturing our products. While we have historically been able to pass on these increased costs, in the event we are unable to continue to do so due to market conditions, future increases in manufacturing costs could have a material adverse effect on our results of operations.

Consolidated Results of Operations

Fiscal 2016 Compared to Fiscal 2015

The following is an analysis of changes in key items included in the statements of operations for the fiscal year ended August 27, 2016 compared to the fiscal year ended August 29, 2015:

	Year Ended					
(In thousands, except percent and per share data)	**August 27, 2016**	**% of Revenues[1]**	**August 29, 2015**	**% of Revenues[1]**	**(Decrease) Increase**	**% Change**
Net revenues	$ 975,226	100.0%	$ 976,505	100.0%	$ (1,279)	(0.1)%
Cost of goods sold	862,577	88.4%	871,625	89.3%	(9,048)	(1.0)%
Gross profit	112,649	11.6%	104,880	10.7%	7,769	7.4 %
Selling	19,823	2.0%	19,161	2.0%	662	3.5 %
General and administrative	27,085	2.8%	25,838	2.6%	1,247	4.8 %
Impairment on fixed assets	—	—%	462	—%	(462)	NMF
Operating expenses	46,908	4.8%	45,461	4.7%	1,447	3.2 %
Operating income	65,741	6.7%	59,419	6.1%	6,322	10.6 %
Non-operating income	457	—%	115	—%	342	297.4 %
Income before income taxes	66,198	6.8%	59,534	6.1%	6,664	11.2 %
Provision for taxes	20,702	2.1%	18,324	1.9%	2,378	13.0 %
Net income	$ 45,496	4.7%	$ 41,210	4.2%	$ 4,286	10.4 %
Diluted income per share	$ 1.68		$ 1.52		$ 0.16	10.5 %
Diluted average shares outstanding	27,033		27,051			

(1) Percentages may not add due to rounding differences.
(1) Percentages and dollars may not add due to rounding differences.

Consolidated net revenues decreased $1.3 million or 0.1% in Fiscal 2016 over Fiscal 2015. This is driven by the $21.1 million decrease in Motorized other manufactured products due to our exit of the aluminum extrusion and bus operations. Both of these operations provided very low margins while consuming production labor in Forest City, Iowa. Labor has been redirected to higher margin motorhome production. This decrease is offset by modest increases in motorhome net revenues and a $17.7 million increase in Towable revenues due to unit deliveries increasing in Fiscal 2016 over Fiscal 2015 by 57.3%.

Cost of goods sold was $862.6 million, or 88.4% of net revenues for Fiscal 2016 compared to $871.6 million, or 89.3% of net revenues for Fiscal 2015 due to the following:

- Total variable costs (materials, direct labor, variable overhead, delivery expense and warranty), as a percent of net revenues, decreased to 83.2% from 84.0% primarily due to improved material sourcing, product shift to a more favorable mix, and cessation of bus and virtually all aluminum extrusion operations which were less profitable than the remainder of our RV products.
- Fixed overhead (manufacturing support labor, depreciation and facility costs) and research and development-related costs were comparable at 5.2% of net revenues compared to 5.2% in the prior year.
- All factors considered, gross profit increased from 10.7% to 11.6% of net revenues.

Selling expenses were 2.0% of net revenues in both Fiscal 2016 and Fiscal 2015, respectively. Selling expenses are largely variable and remained proportional to revenues in Fiscal 2016.

General and administrative expenses were 2.8% and 2.6% of net revenues in Fiscal 2016 and Fiscal 2015, respectively. General and administrative expenses increased $1.2 million, or 4.8%, in Fiscal 2016. This increase was due primarily to an increase in ERP related expenses of $3.4 million, bonuses earned of $2.8 million, and $700,000 in compensation, benefits and recruiting costs associated with strengthening the management team, and $355,000 in transaction related costs pertaining to the pending acquisition of Grand Design. These increases were partially offset by favorable legal settlements of $3.4 million in Fiscal 2016, a reduction in professional fees of $1.6 million incurred in Fiscal 2015 related to the strategic sourcing program, and a reduction of $1.0 million in costs associated with the former CEO retirement agreement in Fiscal 2015.

During Fiscal 2015, we also recorded an asset impairment on our corporate plane of $462,000.

Non-operating income increased $342,000, in Fiscal 2016, primarily due to higher proceeds from COLI policies than we received in Fiscal 2015.

The effective tax rate for Fiscal 2016 was 31.3% compared to 30.8% in Fiscal 2015. The increase in the effective tax rate is due to a reduction in the amount of the Domestic Production Activities Deduction applicable in Fiscal 2016 as compared to Fiscal 2015. The reduction in this deduction was partially offset by other tax credits. See Note 10.

Net income and diluted income per share were $45.5 million and $1.68 per share, respectively, for Fiscal 2016. In Fiscal 2015, net income was $41.2 million and diluted income per share was $1.52.

Non-GAAP Reconciliation
• We have provided the following non-GAAP financial measures, which are not calculated or presented in accordance with GAAP, as information supplemental and in addition to the financial measures presented in accordance with GAAP. Such non-GAAP financial measures should not be considered superior to, as a substitute for, or as an alternative to, and should be considered in conjunction with, the GAAP financial measures presented herein. The non-GAAP financial measures presented below may differ from similar measures used by other companies.

• The following table reconciles net income to consolidated Adjusted EBITDA.

(In thousands)	Year Ended	
	August 27, 2016	August 29, 2015
Net income	$ 45,496	$ 41,210
Interest expense	—	10
Provision for income taxes	20,702	18,324
Depreciation	5,745	4,513
EBITDA	71,943	64,057
Postretirement health care benefit income	(6,124)	(4,073)
Legal settlement	(3,400)	—
Transaction costs	355	—
Non-operating income	(457)	(115)
Adjusted EBITDA	$ 62,317	$ 59,869

We have provided non-GAAP performance measures of EBITDA and Adjusted EBITDA as a comparable measure to illustrate the effect of non-recurring transactions occurring during the year and improve comparability of our results from period to period. EBITDA is defined as net income before interest expense, provision for income taxes, and depreciation and amortization expense. We believe EBITDA and Adjusted EBITDA provide meaningful supplemental information about our operating performance because each measure excludes amounts that we do not consider part of our core operating results when assessing our performance. Examples of items excluded from Adjusted EBITDA include the postretirement health care benefit resulting from plan amendments over the past several years, favorable legal settlements including our Fiscal 2016 Australia trademark settlement, and transaction costs related to our pending acquisition of Grand Design RV.

Management uses these non-GAAP financial measures (a) to evaluate our historical and prospective financial performance and trends as well as our performance relative to competitors and peers; (b) to measure operational profitability on a consistent basis; (c) in presentations to the members of our board of directors to enable our board of directors to have the same measurement basis of operating performance as is used by management in their assessments of performance and in forecasting and budgeting for our company; and, (d) to evaluate potential acquisitions. We believe these non-GAAP financial measures are frequently used by securities analysts, investors and other interested parties to evaluate companies in our industry.

Segment Results of Operations

The following is an analysis of key changes in our Motorized business unit.

Motorized	**Year Ended**					
	Aug 27, 2016	**% of Revenue**	**Aug 29, 2015**	**% of Revenue**	**(Decrease) Increase**	**% Change**
Net revenues	$ 885,814		$ 904,821		$ (19,007)	(2.1)%
Adjusted EBITDA	57,365	6.5%	57,102	6.3%	263	0.5 %

Unit deliveries	**Aug 27, 2016**	**Product Mix % [1]**	**Aug 29, 2015**	**Product Mix % [1]**	**(Decrease) Increase**	**% Change**
Class A	2,925	31.4%	3,442	37.8%	(517)	(15.0)%
Class B	1,239	13.3%	991	10.9%	248	25.0 %
Class C	5,143	55.3%	4,664	51.3%	479	10.3 %
Total motorhomes	9,307	100.0%	9,097	100.0%	210	2.3 %
Motorhome ASP	$ 93,116		$ 94,841		$ (1,725)	(1.8)%

Backlog [2]	**As Of**				
	Aug 27, 2016		**Aug 29, 2015**	**(Decrease) Increase**	**% Change**
Units	1,139		1,754	(615)	(35.1)%
Dollars	$ 107,621		$ 156,353	$ (48,732)	(31.2)%

Dealer Inventory					
Units	4,345		4,072	273	6.7 %

[1] Percentages may not add due to rounding differences.
[2] We include in our backlog all accepted orders from dealers to be shipped within the next six months. Orders in backlog can be cancelled or postponed at the option of the dealer at any time without penalty and, therefore, backlog may not necessarily be an accurate measure of future sales

Motorized net revenues decreased $19.0 million or 2.1% in Fiscal 2016 as compared to Fiscal 2015. This was primarily due to other manufactured products that decreased by $21.1 million due to our exit of the aluminum extrusion and bus operations. Offsetting this reduction was modest growth in motorhome revenues primarily attributed to a 2.3% increase in unit deliveries in Fiscal 2016.
- Unit growth was 25.0% for Class B and and 10.3% for Class C products which was partially offset by a decline in demand for higher priced Class A products.
- Total motorhome ASP decreased 1.8% in Fiscal 2016 compared to Fiscal 2015 because Fiscal 2016 saw more deliveries of lower priced Class B and C unit sales. ASPs did increase in every motorhome product category during Fiscal 2016, however, this did not offset the decline due to the lower mix of Class A products in Fiscal 2016.

A key metric used to evaluate motorized dealer inventory levels is the retail turn rate (12 month retail volume/current dealer inventory). At the end of Fiscal 2016 the retail turn rate was over 2.0 turns for Motorized product. Historically, turn rates above 2.0 have been an indication of a balanced dealer inventory and thus we believe motorized dealer inventory levels are in alignment with retail demand.

Motorized segment Adjusted EBITDA increased $0.3 million or 0.5%. The increase is due to higher gross margin in Fiscal 2016 due to exit of the aluminum extrusion and bus operations. Both of these operations provided very low margins while consuming production labor in Forest City, Iowa. Labor has been redirected to higher margin motorhome production. The margin improvement was offset by an increase in general and administrative expenses of $0.7 million including several offsetting effects. Cost increases due to ERP related expenses of $3.1 million, bonuses earned of $2.6 million, $0.7 million in compensation, and benefits and recruiting costs associated with strengthening the management team were partially offset by a reduction in professional fees of $1.6 million related to strategic sourcing program initiated in Fiscal 2015, and a reduction of $1.0 million in costs associated with the former CEO retirement agreement in Fiscal 2015.

The following is an analysis of key changes in our Towable business unit.

Towable	Year Ended					
	Aug 27, 2016	% of Revenue	Aug 29, 2015	% of Revenue	Increase	% Change
Net revenues	$ 89,412		$ 71,684		$ 17,728	24.7 %
Adjusted EBITDA	4,952	5.5%	2,767	3.9%	2,185	79.0 %

Unit deliveries	Aug 27, 2016	Product Mix % [1]	Aug 29, 2015	Product Mix % [1]	Increase (Decrease)	% Change
Travel trailer	3,613	86.0%	2,182	81.7%	1,431	65.6 %
Fifth wheel	586	14.0%	488	18.3%	98	20.1 %
Total Towables	4,199	100.0%	2,670	100.0%	1,529	57.3 %
Towables ASP	21,321		27,012		(5,691)	(21.1)%

Backlog [2]	As Of					
	Aug 27, 2016		Aug 29, 2015		Increase	% Change
Units	492		248		244	98.4 %
Dollars	$ 8,420		$ 6,171		$ 2,249	36.4 %

Dealer Inventory						
Units	2,156		1,663		493	29.6 %

.
[1] Percentages may not add due to rounding differences.
[2] We include in our backlog all accepted orders from dealers to be shipped within the next six months. Orders in backlog can be cancelled or postponed at the option of the dealer at any time without penalty and, therefore, backlog may not necessarily be an accurate measure of future sales

Towable net revenues increased $17.7 million or 24.7% in Fiscal 2016 as compared to Fiscal 2015. This was primarily due to the increase in unit deliveries by 57.3% offset by ASP decreases of 21.1% due to the mix of new products.

Towable segment Adjusted EBITDA increased $2.2 million or 79.0%. This increase is due to organic revenue growth and higher gross profit on new products. This is partially offset by increases in general and administrative expenses of $0.5 million, including incremental ERP related expenses of $0.2 million and bonuses earned of $0.2 million.

In order to generate sales growth, we have expanded our towables distribution base and thus dealer inventory was higher throughout the year than in previous years. On a year over year basis, towables dealer inventory increased by 29.6% which is reasonable in anticipation of continued sales growth which increased 57.3% in the last year on a unit basis.

Fiscal 2015 Compared to Fiscal 2014

The following is an analysis of changes in key items included in the statements of operations for the fiscal year ended August 29, 2015 compared to the fiscal year ended August 30, 2014:

	Year Ended					
(In thousands, except percent and per share data)	August 29, 2015	% of Revenues[1]	August 30, 2014	% of Revenues[1]	Increase (Decrease)	% Change
Net revenues	$ 976,505	100.0%	$ 945,163	100.0 %	$ 31,342	3.3 %
Cost of goods sold	871,625	89.3%	841,166	89.0 %	30,459	3.6 %
Gross profit	104,880	10.7%	103,997	11.0 %	883	0.8 %
Selling	19,161	2.0%	18,293	1.9 %	868	4.7 %
General and administrative	25,838	2.6%	22,424	2.4 %	3,414	15.2 %
(Gain) loss on real estate	462	—%	(629)	(0.1)%	1,091	NMF
Operating expenses	45,461	4.7%	40,088	4.2 %	5,373	13.4 %
Operating income	59,419	6.1%	63,909	6.8 %	(4,490)	(7.0)%
Non-operating income	115	—%	768	0.1 %	(653)	(85.0)%
Income before income taxes	59,534	6.1%	64,677	6.8 %	(5,143)	(8.0)%
Provision for taxes	18,324	1.9%	19,624	2.1 %	(1,300)	(6.6)%
Net income	$ 41,210	4.2%	$ 45,053	4.8 %	$ (3,843)	(8.5)%
Diluted income per share	$ 1.52		$ 1.64		$ (0.12)	(7.3)%
Diluted average shares outstanding	27,051		27,545			

[1] Percentages may not add due to rounding differences.

Consolidated net revenues increased $31.3 million or 3.3% in Fiscal 2015 over Fiscal 2014. The increase is due to increases in Motorized net revenues of $17.8 million due to increases in unit deliveries and increases in Towable revenues of $13.6 million due to increases in ASP and unit deliveries.

Cost of goods sold was $871.6 million, or 89.3% of net revenues for Fiscal 2015 compared to $841.2 million, or 89.0% of net revenues for Fiscal 2014 due to the following:
- Total variable costs (materials, direct labor, variable overhead, delivery expense and warranty), as a percent of net revenues, increased to 84.0% from 83.7% primarily due to increased warranty expense and related warranty recall reserve and higher workers compensation expense.
- Fixed overhead (manufacturing support labor, depreciation and facility costs) and research and development-related costs decreased to 5.2% of net revenues compared to 5.3%.
- All factors considered, gross profit decreased from 11.0% to 10.7% of net revenues.

Selling expenses increased to 2.0% from 1.9% of net revenues in Fiscal 2015 and Fiscal 2014, respectively. The increase was due primarily to increased advertising and compensation expenses in Fiscal 2015.

General and administrative expenses were 2.6% and 2.4% of net revenues in Fiscal 2015 and Fiscal 2014, respectively. General and administrative expenses increased $3.4 million, or 15.2%, in Fiscal 2015. This increase was due primarily to expenses of $3.9 million in ERP and strategic sourcing projects, $1.6 million in increased legal and product liability expenses, $1.0 million in costs associated with the former CEO retirement agreement and was partially offset by $3.3 million in reduced management compensation expenses.

During Fiscal 2015, we recorded an asset impairment on our corporate plane of $462,000. In Fiscal 2014, we sold a warehouse facility in Forest City, Iowa, resulting in a gain of $629,000.

Non-operating income decreased $653,000 or 85.0%, in Fiscal 2015, primarily due to lower proceeds from COLI policies than we received in Fiscal 2014.

The effective tax rate for Fiscal 2015 was 30.8% compared to 30.3% in Fiscal 2014. With a lower level of pre-tax book income being recorded in Fiscal 2015 compared to Fiscal 2014 the effective tax rate from operations was lower. However, this was offset by the lower level of tax planning initiatives recorded in Fiscal 2015 compared to Fiscal 2014 causing a slight increase in the effective tax rate year over year. Legislation for various applicable tax credits expired on December 31, 2014; therefore, similar to our Fiscal 2014, our projected benefits for these tax credits are limited to four months of our fiscal year.

Net income and diluted income per share were $41.2 million and $1.52 per share, respectively, for Fiscal 2015. In Fiscal 2014, net income was $45.1 million and diluted income per share was $1.64.

Non-GAAP Reconciliation

- We have provided the following non-GAAP financial measures, which are not calculated or presented in accordance with GAAP, as information supplemental and in addition to the financial measures presented in accordance with GAAP. Such non-GAAP financial measures should not be considered superior to, as a substitute for, or as an alternative to, and should be considered in conjunction with, the GAAP financial measures presented herein. The non-GAAP financial measures presented below may differ from similar measures used by other companies.

- The following table reconciles net income to consolidated Adjusted EBITDA.

	Year Ended	
(In thousands)	August 29, 2015	August 30, 2014
Net income	$ 41,210	$ 45,053
Interest expense	10	—
Provision for income taxes	18,324	19,624
Depreciation	4,513	3,997
EBITDA	64,057	68,674
Postretirement health care benefit income	(4,073)	(4,573)
Non-operating income	(115)	(768)
Adjusted EBITDA	$ 59,869	$ 63,333

We have provided non-GAAP performance measures of EBITDA and Adjusted EBITDA as a comparable measure to illustrate the effect of non-recurring transactions occurring during the year and improve comparability of our results from period to period. EBITDA is defined as net income before interest expense, provision for income taxes, and depreciation and amortization expense. We believe EBITDA and Adjusted EBITDA provide meaningful supplemental information about our operating performance because each measure excludes amounts that we do not consider part of our core operating results when assessing our performance. An example of an item excluded from Adjusted EBITDA is the postretirement health care benefit income resulting from plan amendments over the past several years.

Management uses these non-GAAP financial measures (a) to evaluate our historical and prospective financial performance and trends as well as our performance relative to competitors and peers; (b) to measure operational profitability on a consistent basis; (c) in presentations to the members of our board of directors to enable our board of directors to have the same measurement basis of operating performance as is used by management in their assessments of performance and in forecasting and budgeting for our company; and, (d) to evaluate potential acquisitions. We believe these non-GAAP financial measures are frequently used by securities analysts, investors and other interested parties to evaluate companies in our industry.

Segment Results of Operations

The following is an analysis of key changes in our Motorized business unit.

Motorized	**Year Ended**					
	Aug 29, 2015	**% of Revenue**	**Aug 30, 2014**	**% of Revenue**	**Increase (Decrease)**	**% Change**
Net revenues	$ 904,821		$ 887,040		$ 17,781	2.0 %
Adjusted EBITDA	57,102	6.3%	61,974	7.0%	(4,872)	(7.9)%

Unit deliveries	**Aug 29, 2015**	**Product Mix %** [1]	**Aug 30, 2014**	**Product Mix %** [1]	**(Decrease) Increase**	**% Change**
Class A	3,442	37.8%	4,466	51.0%	(1,024)	(22.9)%
Class B	991	10.9%	751	8.6%	240	32.0 %
Class C	4,664	51.3%	3,538	40.4%	1,126	31.8 %
Total motorhomes	9,097	100.0%	8,755	100.0%	342	3.9 %
Motorhome ASP	$ 94,841		$ 96,437		$ (1,596)	(1.7)%

Backlog [2]	**As Of**					
	Aug 29, 2015		**Aug 30, 2014**		**(Decrease) Increase**	**% Change**
Units	1,754		1,899		(145)	(7.6)%
Dollars	$ 156,353		$ 172,575		$ (16,222)	(9.4)%

Dealer Inventory						
Units	4,072		3,979		93	2.3 %

[1] Percentages may not add due to rounding differences.
[2] We include in our backlog all accepted orders from dealers to be shipped within the next six months. Orders in backlog can be cancelled or postponed at the option of the dealer at any time without penalty and, therefore, backlog may not necessarily be an accurate measure of future sales

Motorized net revenues increased $17.8 million or 2.0% in Fiscal 2015 as compared to Fiscal 2014. This was primarily attributed to a 3.9% increase in unit deliveries in Fiscal 2015.
- The increase in incremental revenues was due to the change in our sales agreement with Apollo, a US RV rental company. During Fiscal 2015 we delivered 535 rental units to Apollo. During Fiscal 2014 we delivered 520 rental units to Apollo, of which only 177 were reported as motorhome sales; the remaining 343 were recorded as operating leases due to a repurchase obligation in Fiscal 2014.
- Total motorhome ASP decreased 1.7% in Fiscal 2015 compared to Fiscal 2014 due to a mix shift from higher priced Class A products in Fiscal 2014 to lower priced Class B and C unit sales in Fiscal 2015. ASPs increased in every product category during Fiscal 2015.

A key metric used to evaluate motorized dealer inventory levels is the retail turn rate (12 month retail volume/current dealer inventory). At the end of Fiscal 2015 the retail turn rate was over 2.2 turns for Motorized product. Historically, turn rates above 2.0 have been an indication of a balanced dealer inventory and thus we believe motorized dealer inventory levels are in alignment with retail demand.

Motorized segment Adjusted EBITDA decreased $4.9 million or 7.9%. This decrease is due to decreased gross profit and an increase in general and administrative expenses. Gross profit was reduced due to increased warranty expense and related warranty recall reserve and higher workers compensation expense. General and administrative expenses includes incremental ERP and strategic sourcing projects of $3.9 million, increased legal and product liability expenses of $1.6 million, costs associated with the former CEO retirement agreement of $1.0 million and was partially offset by $3.3 million in reduced management compensation expenses.

The following is an analysis of key changes in our Towable business unit.

Towable	Year Ended					
	Aug 29, 2015	% of Revenue	Aug 30, 2014	% of Revenue	Increase	% Change
Net revenues	$ 71,684		$ 58,123		$ 13,561	23.3 %
Adjusted EBITDA	2,767	3.9%	1,359	2.3%	1,408	103.6 %

Unit deliveries	Aug 29, 2015	Product Mix % [1]	Aug 30, 2014	Product Mix % [1]	Increase	% Change
Travel trailer	2,182	81.7%	2,052	81.8%	130	6.3 %
Fifth wheel	488	18.3%	457	18.2%	31	6.8 %
Total Towables	2,670	100.0%	2,509	100.0%	161	6.4 %
Towables ASP	27,012		23,312		3,700	15.9 %

Backlog [2]	As Of					
	Aug 29, 2015		Aug 30, 2014		Increase	% Change
Units	248		163		85	52.1 %
Dollars	$ 6,171		$ 3,750		$ 2,421	64.6 %

Dealer Inventory						
Units	1,663		1,721		(58)	(3.4)%

[1] Percentages may not add due to rounding differences.
[2] We include in our backlog all accepted orders from dealers to be shipped within the next six months. Orders in backlog can be cancelled or postponed at the option of the dealer at any time without penalty and, therefore, backlog may not necessarily be an accurate measure of future sales

Towable net revenues increased $13.6 million or 23.3% in Fiscal 2015 compared to Fiscal 2014. This was primarily due to an increase in ASP of 15.9% and unit deliveries of 6.4%.

Towable segment Adjusted EBITDA increased $1.4 million or 103.6%. This increase is due to organic revenue growth. We achieved strong results in our towables operations as a result of greater penetration of our new products and further expansion of our distribution base.

Analysis of Financial Condition, Liquidity and Resources

Cash and cash equivalents increased $15.3 million during Fiscal 2016 and totaled $85.6 million as of August 27, 2016. The significant liquidity events that occurred during Fiscal 2016 were:
• Generated net income of $45.5 million
• Capital expenditures of $24.6 million
• Dividend payments of $10.9 million
• Stock repurchases of $3.1 million

As described in Note 6, through our Amended Credit Agreement with Wells Fargo Capital Finance, we have the ability to borrow $35.0 million through a revolving credit facility based on our eligible inventory and certain receivables. In addition, the Amended Credit Agreement also includes a framework to expand the size of the facility up to $50.0 million, based on mutually agreeable terms at the time of the expansion. The Credit Agreement's term is through May 28, 2019. We are in compliance with all material terms in the Amended Credit Agreement and have no outstanding borrowings as of the date of this report.

We filed a Registration Statement on Form S-3, which was declared effective by the SEC on April 25, 2016. Subject to market conditions, we have the ability to offer and sell up to $35.0 million of our common stock in one or more offerings pursuant to the Registration Statement. The Registration Statement will be available for use for three years from its effective date. We currently have no plans to offer and sell the common stock registered under this Registration Statement; however, it does provide another potential source of liquidity to raise capital if we need it, in addition to the alternatives already in place.

Working capital at August 27, 2016 and August 29, 2015 was $187.6 million and $184.6 million, respectively, an increase of $3.0 million. We currently expect cash on hand, funds generated from operations and the availability under a credit facility to be sufficient to cover both short-term and long-term operating requirements. We anticipate capital expenditures in Fiscal 2017 of approximately $17 - $20 million. In addition to the normal $8 - $10 million of maintenance spend for our current facilities, we will continue to invest in our ERP system and finalize incremental capacity expansion investments in Oregon.

On October 12, 2016, the Board of Directors approved a quarterly cash dividend of $0.10 per share of common stock, payable on November 23, 2016 to shareholders of record at the close of business on November 9, 2016. We expect this cash outflow to be approximately $2.7 million for each quarter that this dividend is paid.

Operating Activities

Cash provided by operating activities was $52.7 million for the fiscal year ended August 27, 2016 compared to $45.2 million for the fiscal year ended August 29, 2015, and $23.2 million for the fiscal year ended August 30, 2014. The combination of net income of $45.5 million in Fiscal 2016 and changes in non-cash charges (e.g., depreciation, LIFO, stock-based compensation, deferred income taxes) provided $52.7 million of operating cash compared to $49.0 million in Fiscal 2015 and $50.6 million in Fiscal 2014. In Fiscal 2016, Fiscal 2015, and Fiscal 2014, changes in assets and liabilities (primarily a decrease in receivables in Fiscal 2016, an increase in receivables in Fiscal 2015 and inventory increases in Fiscal 2014) used $0.1 million, $3.8 million, and $27.4 million, respectively, of operating cash.

Investing Activities

Cash used in investing activities of $23.4 million in Fiscal 2016 was due primarily to capital spending of $24.6 million. In Fiscal 2015, cash used in investing activities of $16.5 million was primarily due to capital spending of $16.6 million. During Fiscal 2014, cash used in investing activities of $5.4 million was primarily due to capital spending of $10.5 million partially offset by proceeds from the sale of property of $2.4 million and ARS redemptions of $2.4 million.

Financing Activities

Cash used in financing activities of $14.0 million in Fiscal 2016 was primarily due to $10.9 million for the payments of dividends and $3.1 million in repurchases of our stock.   Cash used in financing for the fiscal year ended August 29, 2015 was primarily due to $9.8 million for the payments of dividends and $6.5 million in repurchases of our stock. In addition, in Fiscal 2015 we borrowed and repaid $22.0 million in our line of credit. Cash used in financing for the fiscal year ended August 30, 2014 was $24.3 million primarily for repurchases of our stock.

In connection with our agreement to acquire Grand Design we executed a customary debt commitment letter with JPMorgan Chase Bank, N.A. ("JPMorgan") pursuant to which, subject to customary exceptions and conditions, JPMorgan has committed to provide a seven-year $300 million secured term loan B facility, and a five-year $125 million asset-based revolving credit facility (collectively the "Credit Facilities"). We intend to use the proceeds from the term loan and a portion of the revolving credit facility together with $60 million in cash and $105 million of common stock to complete the acquisition of Grand Design. The remainder of the revolving credit facility will be used to fund our working capital needs. The Credit Facilities are expected to be secured by all or substantially all of our assets, and will replace our current credit facility with Wells Fargo Bank, N.A.

Contractual Obligations and Commercial Commitments

Our principal contractual obligations and commercial commitments as of August 27, 2016 were as follows:

(In thousands)	Total	Payments Due By Period			
		Fiscal 2017	Fiscal 2018-2019	Fiscal 2020-2021	More than 5 Years
Postretirement health care obligations [1]	$ 6,346	$ 416	$ 664	$ 944	$ 4,322
Deferred compensation obligations [1]	18,392	2,740	5,322	4,752	5,578
Executive share option obligations [1]	3,341	763	2,032	546	—
Supplemental executive retirement plan benefit obligations [1]	2,681	347	603	566	1,165
Operating leases [2]	275	128	137	10	—
Contracted services	157	82	50	25	—
Unrecognized tax benefits [3]	2,461	—	—	—	—
Total contractual cash obligations	$ 33,653	$ 4,476	$ 8,808	$ 6,843	$ 11,065

(In thousands)	Total	Expiration By Period			
		Fiscal 2017	Fiscal 2018-2019	Fiscal 2020-2021	More than 5 Years
Contingent repurchase obligations [2]	$ 409,258	$ 197,222	$ 212,036	$ —	$ —

[1] See Note 8.
[2] See Note 9.
[3] We are not able to reasonably estimate in which future periods these amounts will ultimately be settled.

Critical Accounting Policies

Our financial statements are prepared in accordance with GAAP. In connection with the preparation of our financial statements, we are required to make assumptions and estimates about future events and apply judgments that affect the reported amounts of assets, liabilities, revenue, expenses and the related disclosures. We base our assumptions, estimates and judgments on historical experience, current trends and other factors that we believe to be relevant at the time our financial statements are prepared. On a regular basis, we review the accounting policies, assumptions, estimates and judgments to ensure that our financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates and such differences could be material.

Our significant accounting policies are discussed in Note 1. We believe that the following accounting estimates and policies are the most critical to aid in fully understanding and evaluating our reported financial results and they require our most difficult, subjective or complex judgments, resulting from the need to make estimates about the effect of matters that are inherently uncertain. We have reviewed these critical accounting estimates and related disclosures with the Audit Committee of our Board of Directors.

Revenue Recognition
Generally, revenues for our RVs are recorded and title passes when the following conditions are met:
• an order for a product has been received from a dealer
• written or verbal approval for payment has been received from the dealer's floorplan financing institution (if applicable)
• an independent transportation company has accepted responsibility for the product as agent for the dealer; and
• the product is removed from the Company's property for delivery to the dealer.

Our shipping terms are FOB shipping point. Products are not sold on consignment, dealers do not have the right to return products, and dealers are typically responsible for interest costs to floor plan lenders.

Repurchase Commitments
It is customary practice for manufacturers in the RV industry to enter into repurchase agreements with financing institutions that provide financing to their dealers. Our repurchase agreements generally provide that, in the event of a default by a dealer in its obligation to these lenders, we will repurchase vehicles sold to the dealer that have not been resold to retail customers. The terms of these agreements, which can last up to 18 months, provide that our liability will be the lesser of remaining principal owed by the dealer or dealer invoice less periodic reductions based on the time since the date of the original invoice. Our liability cannot exceed 100% of the dealer invoice. In certain instances, we also repurchase inventory from our dealers due to state law or regulatory requirements that govern voluntary or involuntary relationship terminations.

Based on these repurchase agreements, we establish an associated loss reserve which is disclosed separately in the consolidated balance sheets. Repurchased sales are not recorded as a revenue transaction, but the net difference between the original repurchase price and the resale price are recorded against the loss reserve, which is a deduction from gross revenue. Our loss reserve for repurchase commitments contains uncertainties because the calculation requires management to make assumptions and apply judgment regarding a number of factors. There are two significant assumptions associated with establishing our loss reserve for repurchase commitments: (1) the percentage of dealer inventory that we will be required to repurchase as a result of defaults by the dealer, and (2) the loss that will be incurred, if any, when repurchased inventory is resold. These key assumptions are affected by a number of factors, such as macro-market conditions, current retail demand for our product, age of product in dealer inventory, physical condition of the product, location of the dealer, and the financing source. To the extent that dealers are increasing or decreasing their inventories, our overall exposure under repurchase agreements is likewise impacted. The percentage of dealer inventory we estimate we will repurchase and the associated estimated loss is based on historical information, current trends and an analysis of dealer inventory aging for all dealers with inventory subject to this obligation. In periods where there is increasing retail demand for our product at our dealerships, the lower end of our estimated range of assumptions will be more appropriate and in periods of decreasing retail demand, the opposite will be true.

Repurchase risk is affected by the credit worthiness of our dealer network and if we are obligated to repurchase a substantially larger number of RVs in the future, this would increase our costs and could have a material adverse effect on our results of operations, financial condition, and cash flows.

Warranty
We provide our motorhome customers a comprehensive 12-month/15,000-mile warranty on our Class A, B, and C motorhomes and a 3-year/36,000-mile warranty on Class A and C sidewalls and floors. We provide a comprehensive 12-month warranty on all towable products. Estimated costs related to product warranty are accrued at the time of sale and are based upon past warranty claims and unit sales history. Accruals are adjusted as needed to reflect actual costs incurred as information becomes available. A significant increase in dealership labor rates, the cost of parts or the frequency of claims could have a material adverse impact on our operating results for the period or periods in which such claims or additional costs materialize.

In addition to the costs associated with the contractual warranty coverage provided on our products, we also occasionally incur costs as a result of additional service actions not covered by our warranties, including product recalls and customer satisfaction actions. Although we estimate and reserve for the cost of these service actions, there can be no assurance that expense levels will remain at current levels or such reserves will continue to be adequate.

A significant increase in dealership labor rates, the cost of parts or the frequency of claims could have a material adverse impact on our operating results for the period or periods in which such claims or additional costs materialize. A hypothetical change of a 10% increase or decrease in our significant warranty commitment assumptions as of August 27, 2016 would have affected net income by approximately $624,000. Further discussion of our warranty costs and associated accruals is included in Note 7.

Income Taxes
We account for income taxes in accordance with ASC 740, *Income Taxes*. In preparing our financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. Significant judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our deferred tax assets. We will continue to assess the likelihood that our deferred tax assets will be realizable at each reporting period and will be adjusted accordingly, which could materially impact our financial position and results of operations. As of August 27, 2016, we have determined that our deferred tax assets are realizable, and therefore, no valuation allowance has been recorded.

New Accounting Pronouncements

See Note 1 for a summary of new accounting pronouncements which are incorporated by reference herein.

Item 8. Financial Statements and Supplementary Data

Index to Financial Statements   Page

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

We, the management of Winnebago Industries, Inc. (the "Company") are responsible for establishing and maintaining effective internal control over financial reporting and for the assessment of the effectiveness of internal control over financial reporting. The Company's internal control over financial reporting is a process designed, as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

The Company's internal control over financial reporting is supported by written policies and procedures that:

1. pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the Company's assets;

2. provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that receipts and expenditures of the Company are being made only in accordance with authorizations of the Company's management and directors; and

3. provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

In addition, the Audit Committee of the Board of Directors, consisting solely of independent directors, meets periodically with Management, the internal auditors and the independent registered public accounting firm to review internal accounting controls, audit results and accounting principles and practices and annually selects the independent registered public accounting firm.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

In connection with the preparation of the Company's annual financial statements, management of the Company has undertaken an assessment of the effectiveness of the Company's internal control over financial reporting based on criteria established in *Internal Control - Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management's assessment included an evaluation of the design of the Company's internal control over financial reporting and testing of the operational effectiveness of the Company's internal control over financial reporting.

Based on this assessment, management has concluded that the Company's internal control over financial reporting was effective as of August 27, 2016.

Deloitte & Touche LLP, the independent registered public accounting firm that audited the Company's financial statements included in this Annual Report on Form 10-K, has issued a report included herein, which expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ Michael J. Happe	/s/ Sarah N. Nielsen
Michael J. Happe	Sarah N. Nielsen
President, Chief Executive Officer	Vice President, Chief Financial Officer
October 18, 2016	October 18, 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Winnebago Industries, Inc.
Forest City, Iowa

We have audited the internal control over financial reporting of Winnebago Industries, Inc. and subsidiaries (the "Company") as of August 27, 2016, based on criteria established in *Internal Control - Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of August 27, 2016, based on the criteria established in *Internal Control - Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended August 27, 2016 of the Company and our report dated October 18, 2016 (January 20, 2017 for the effects of the adjustments made as a result of the reporting segment change described in Note 12 to the consolidated financial statements), expressed an unqualified opinion on those consolidated financial statements.

/s/ Deloitte & Touche LLP

Minneapolis, Minnesota
October 18, 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Winnebago Industries, Inc.
Forest City, Iowa

We have audited the accompanying consolidated balance sheets of Winnebago Industries, Inc. and subsidiaries (the "Company") as of August 27, 2016 and August 29, 2015, and the related consolidated statements of income and comprehensive income, changes in stockholders' equity, and cash flows for each of the three years in the period ended August 27, 2016. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Winnebago Industries, Inc. and subsidiaries at August 27, 2016 and August 29, 2015, and the results of their operations and their cash flows for each of the three years in the period ended August 27, 2016, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of August 27, 2016, based on the criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated October 18, 2016 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ Deloitte & Touche LLP

Minneapolis, Minnesota
October 18, 2016, except for the effects of the adjustments made as a result of the reporting segment change described in Note 12 to the consolidated financial statements, as to which the date is January 20, 2017.

Winnebago Industries, Inc.
Consolidated Statements of Income and Comprehensive Income

(In thousands, except per share data)		August 27, 2016		August 29, 2015		August 30, 2014
				Year Ended		
Net revenues	$	975,226	$	976,505	$	945,163
Cost of goods sold		862,577		871,625		841,166
Gross profit		112,649		104,880		103,997
Operating expenses:						
Selling		19,823		19,161		18,293
General and administrative		27,085		25,838		22,424
Impairment (gain on sale) of fixed assets		—		462		(629)
Total operating expenses		46,908		45,461		40,088
Operating income		65,741		59,419		63,909
Non-operating income		457		115		768
Income before income taxes		66,198		59,534		64,677
Provision for income taxes		20,702		18,324		19,624
Net income	$	45,496	$	41,210	$	45,053
Income per common share:						
Basic	$	1.69	$	1.53	$	1.64
Diluted	$	1.68	$	1.52	$	1.64
Weighted average common shares outstanding:						
Basic		26,925		26,941		27,430
Diluted		27,033		27,051		27,545
Dividends paid per common share	$	0.40	$	0.36	$	—
Net income	$	45,496	$	41,210	$	45,053
Other comprehensive income (loss):						
Amortization of prior service credit (net of tax of $2,947, $2,110, and $2,068)		(4,788)		(3,428)		(3,582)
Amortization of net actuarial loss (net of tax of $621, $565, and $337)		1,010		918		749
Increase in actuarial loss (net of tax of $415, $250, and $1,348)		(674)		(407)		(2,191)
Plan amendment (net of tax of $10,895, $1,509, and $1,364)		17,701		2,451		2,216
Unrealized appreciation of investments (net of tax of $0, $0, and $91)		—		—		151
Total other comprehensive income (loss)		13,249		(466)		(2,657)
Comprehensive income	$	58,745	$	40,744	$	42,396

See notes to consolidated financial statements.

Winnebago Industries, Inc.
Consolidated Balance Sheets

(In thousands, except per share data)		August 27, 2016		August 29, 2015
Assets				
Current assets:				
Cash and cash equivalents	$	85,583	$	70,239
Receivables, less allowance for doubtful accounts ($278 and $120, respectively)		66,184		66,936
Inventories		122,522		112,165
Prepaid expenses and other assets		6,300		6,882
Deferred income taxes		—		9,995
Total current assets		280,589		266,217
Property, plant and equipment, net		55,931		37,250
Investment in life insurance		26,492		26,172
Deferred income taxes		18,753		21,994
Goodwill		1,228		1,228
Other assets		7,725		9,313
Total assets	$	390,718	$	362,174
Liabilities and Stockholders' Equity				
Current liabilities:				
Accounts payable	$	44,134	$	33,158
Income taxes payable		19		2,314
Accrued expenses:				
Accrued compensation		19,699		18,346
Product warranties		12,412		11,254
Self-insurance		5,812		6,242
Accrued loss on repurchases		881		1,329
Promotional		4,756		3,149
Other		5,236		5,818
Total current liabilities		92,949		81,610
Total long-term liabilities:				
Unrecognized tax benefits		2,461		2,511
Postretirement health care and deferred compensations benefits		26,949		57,090
Total long-term liabilities		29,410		59,601
Contingent liabilities and commitments				
Stockholders' equity:				
Capital stock common, par value $0.50; authorized 60,000 shares, issued 51,776 shares		25,888		25,888
Additional paid-in capital		32,717		32,018
Retained earnings		620,546		585,941
Accumulated other comprehensive income (loss)		10,975		(2,274)
Treasury stock, at cost (24,875 and 24,825 shares, respectively)		(421,767)		(420,610)
Total stockholders' equity		268,359		220,963
Total liabilities and stockholders' equity		$390,718		$362,174

See notes to consolidated financial statements.

Winnebago Industries, Inc.
Consolidated Statements of Changes in Stockholders' Equity

(In thousands, except per share data)	Common Shares Number	Common Shares Amount	Additional Paid-In Capital (APIC)	Retained Earnings	Accumulated Other Comprehensive Income	Treasury Stock Number	Treasury Stock Amount	Total Stockholders' Equity
Balance, August 31, 2013	51,776	$ 25,888	$ 29,334	$ 509,443	$ 849	(23,917)	$ (394,785)	$ 170,729
Stock option exercises	—	—	771	—	—	78	1,286	2,057
Creation/(utilization) of APIC pool due to stock award	—	—	441	—	—	—	—	441
Issuance of restricted stock	—	—	(779)	—	—	137	2,279	1,500
Stock-based compensation, net of forfeitures	—	—	1,905	—	—	3	60	1,965
Payments for the purchase of common stock	—	—	—	—	—	(1,028)	(26,340)	(26,340)
Prior service cost and actuarial loss, net of $3,079 tax	—	—	—	—	(5,024)	—	—	(5,024)
Plan amendment, net of $1,364 tax	—	—	—	—	2,216	—	—	2,216
Unrealized appreciation of investments, net of $91 tax	—	—	—	—	151	—	—	151
Net income	—	—	—	45,053	—	—	—	45,053
Balance, August 30, 2014	51,776	$ 25,888	$ 31,672	$ 554,496	$ (1,808)	(24,727)	$ (417,500)	$ 192,748
Creation/(utilization) of APIC pool due to stock award	—	—	124	—	—	—	—	124
Issuance of restricted stock	—	—	(1,950)	—	—	199	3,360	1,410
Stock-based compensation, net of forfeitures	—	—	2,172	—	—	3	49	2,221
Payments for the purchase of common stock	—	—	—	—	—	(300)	(6,519)	(6,519)
Cash dividends paid and accrued on common stock-$0.36 per share	—	—	—	(9,765)	—	—	—	(9,765)
Prior service cost and actuarial loss, net of $1,795 tax	—	—	—	—	(2,917)	—	—	(2,917)
Plan amendment, net of $1,509 tax	—	—	—	—	2,451	—	—	2,451
Net income	—	—	—	41,210	—	—	—	41,210
Balance, August 29, 2015	51,776	$ 25,888	$ 32,018	$ 585,941	$ (2,274)	(24,825)	$ (420,610)	$ 220,963
Creation/(utilization) of APIC pool due to stock award	—	—	33	—	—	—	—	33
Issuance of restricted stock	—	—	(1,309)	—	—	108	1,826	517
Stock-based compensation, net of forfeitures	—	—	1,975	—	—	5	83	2,058
Payments for the purchase of common stock	—	—	—	—	—	(163)	(3,066)	(3,066)
Cash dividends paid and accrued on common stock-$0.40 per share	—	—	—	(10,891)	—	—	—	(10,891)
Prior service cost and actuarial loss, net of $2,741 tax	—	—	—	—	(4,452)	—	—	(4,452)
Plan amendment, net of $10,895 tax	—	—	—	—	17,701	—	—	17,701
Net income	—	—	—	45,496	—	—	—	45,496
Balance, August 27, 2016	51,776	$ 25,888	$ 32,717	$ 620,546	$ 10,975	(24,875)	$ (421,767)	$ 268,359

See notes to consolidated financial statements.

Winnebago Industries, Inc.
Consolidated Statements of Cash Flows

	Year Ended		
(In thousands)	August 27, 2016	August 29, 2015	August 30, 2014
Operating activities:			
Net income	$ 45,496	$ 41,210	$ 45,053
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	5,745	4,513	3,997
LIFO expense	1,153	1,244	1,456
Asset impairment	—	462	—
Stock-based compensation	3,293	3,097	3,386
Deferred income taxes	2,233	215	(48)
Postretirement benefit income and deferred compensation expense	(4,292)	(843)	(979)
Provision (benefit) for doubtful accounts	188	(1)	(19)
Loss (gain) on disposal of property	2	(14)	(691)
Gain on life insurance	(266)	(11)	(726)
Increase in cash surrender value of life insurance policies	(859)	(883)	(805)
Change in assets and liabilities:			
Inventories	(11,510)	(561)	(1,763)
Receivables, prepaid and other assets	1,217	2,458	(38,233)
Investment in operating leases, net of repurchase obligations	—	(72)	72
Income taxes and unrecognized tax benefits	85	408	5,625
Accounts payable and accrued expenses	14,253	(1,880)	10,919
Postretirement and deferred compensation benefits	(3,992)	(4,159)	(4,008)
Net cash provided by operating activities	52,746	45,183	23,236
Investing activities:			
Proceeds from the sale of investments	—	—	2,350
Proceeds from life insurance	1,093	43	1,737
Purchases of property and equipment	(24,551)	(16,573)	(10,476)
Proceeds from the sale of property	18	65	2,423
Other	48	(52)	(1,402)
Net cash used in investing activities	(23,392)	(16,517)	(5,368)
Financing activities:			
Payments for purchases of common stock	(3,066)	(6,519)	(26,340)
Payments of cash dividends	(10,891)	(9,765)	—
Proceeds from exercise of stock options	—	—	2,080
Borrowings on loans	—	22,000	—
Repayments on loans	—	(22,000)	—
Other	(53)	53	(81)
Net cash used in financing activities	(14,010)	(16,231)	(24,341)
Net increase (decrease) in cash and cash equivalents	15,344	12,435	(6,473)
Cash and cash equivalents at beginning of year	70,239	57,804	64,277
Cash and cash equivalents at end of year	$ 85,583	$ 70,239	$ 57,804
Supplement cash flow disclosure:			
Income taxes paid, net	$ 18,449	$ 17,658	$ 14,061
Interest paid	$ —	$ 10	$ —
Non-cash transactions:			
Capital expenditures in accounts payable	$ 903	$ —	$ —

See notes to consolidated financial statements.

Note 1: Summary of Significant Accounting Policies

Nature of Operations
Winnebago Industries, Inc., founded in 1958 and headquartered in Forest City, Iowa, is one of the leading manufacturers of RVs which we sell through independent dealers, primarily throughout the United States and Canada. Other products manufactured by us consist primarily of original equipment manufacturing parts for other manufacturers and commercial vehicles.

In the first quarter of Fiscal 2017, we revised our reporting segments. Previously we had one reporting segment which included all recreational vehicle products and services. With the acquisition of Grand Design in the first quarter of Fiscal 2017, we expanded the number of reporting segments to two: (1) Motorized products and services and (2) Towable products and services. The Towable segment includes all products which are not motorized and are generally towed by another vehicle. The Motorized segment includes all products that include a motorized chassis as well as other related manufactured products. All prior period amounts related to the segment change have been retrospectively reclassified throughout these Notes to Consolidated Financial Statements.

Principles of Consolidation
The consolidated financial statements for Fiscal 2016 include the parent company and our wholly-owned subsidiary, Winnebago of Indiana, LLC. All intercompany balances and transactions with our subsidiary have been eliminated.

Fiscal Period
We follow a 52-/53-week fiscal year, ending the last Saturday in August. The financial statements presented are all 52-week fiscal periods.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the US requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Cash and Cash Equivalents
Cash and cash equivalents consist primarily of highly liquid investments with an original maturity of three months or less. The carrying amount approximates fair value due to the short maturity of the investments.

Fair Value Disclosures of Financial Instruments
All financial instruments are carried at amounts believed to approximate fair value.

Derivative Instruments and Hedging Activities
All contracts that contain provisions meeting the definition of a derivative also meet the requirements of, and have been designated as, normal purchases or sales. Our policy is to not enter into contracts with terms that cannot be designated as normal purchases or sales.

Allowance for Doubtful Accounts
The allowance for doubtful accounts is based on historical loss experience and any specific customer collection issues identified. Additional amounts are provided through charges to income as we believe necessary after evaluation of receivables and current economic conditions. Amounts which are considered to be uncollectible are written off and recoveries of amounts previously written off are credited to the allowance upon recovery.

Inventories
Substantially, all inventories are stated at the lower of cost or market, determined on the LIFO basis. Manufacturing cost includes materials, labor and manufacturing overhead. Unallocated overhead and abnormal costs are expensed as incurred.

Property and Equipment
Depreciation of property and equipment is computed using the straight-line method on the cost of the assets, less allowance for salvage value where appropriate, at rates based upon their estimated service lives as follows:

Asset Class	Asset Life
Buildings	10-30 years
Machinery and equipment	3-15 years
Software	3-10 years
Transportation equipment	4-6 years

We review our long-lived depreciable assets for impairment annually or whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable from future cash flows. If the carrying value of a long-lived asset is impaired, an impairment charge is recorded for the amount by which the carrying value of the long-lived asset exceeds its fair value. We assess the potential impairment of long-lived assets in accordance with ASC 360 *Property, Plant and Equipment*. We also reviewed all other long-lived depreciable assets for impairment, noting no impairment.

Goodwill and Amortizable Intangible Assets
Goodwill represents costs in excess of the fair value of net tangible and identifiable net intangible assets acquired in a business combination. Goodwill assets were reviewed for impairment as of August 27, 2016 by applying a fair-value based test on an annual basis, or more frequently if circumstances indicate a potential impairment. Amortizable intangible assets consisted of dealer network, trademarks and non-compete agreements and are fully amortized.

Self-Insurance
Generally, we self-insure for a portion of product liability claims and workers' compensation. Under these plans, liabilities are recognized for claims incurred, including those incurred but not reported. We determined the liability for product liability and workers' compensation claims with the assistance of a third party administrator and actuary using various state statutes and historical claims experience. We have a $35.0 million insurance policy that includes an SIR for product liability of $2.5 million per occurrence and $6.0 million in aggregate per policy year. We maintain excess liability insurance with outside insurance carriers to minimize our risks related to catastrophic claims in excess of our self-insured positions for product liability and personal injury matters. Any material change in the aforementioned factors could have an adverse impact on our operating results. Our product liability and workers' compensation accrual is included within accrued self-insurance on our balance sheet.

Income Taxes
In preparing our financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves estimating our current tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These temporary differences result in deferred tax assets and liabilities, which are included within our balance sheet. We then assess the likelihood that our deferred tax assets will be realized based on future taxable income and, to the extent we believe that recovery is not likely, we establish a valuation allowance. To the extent we establish a valuation allowance or change this allowance in a period, we include an expense or a benefit within the tax provision in our Statements of Income.

Legal
Our accounting policy regarding litigation expense is to accrue for probable exposure including estimated defense costs if we are able to estimate the financial impact.

Revenue Recognition
Generally, revenues for our RVs are recorded when the following conditions are met:
• an order for a product has been received from a dealer
• written or verbal approval for payment has been received from the dealer's floorplan financing institution (if applicable)
• an independent transportation company has accepted responsibility for the product as agent for the dealer; and
• the product is removed from the Company's property for delivery to the dealer.

Our shipping terms are FOB shipping point. Products are not sold on consignment, dealers do not have the right to return products, and dealers are typically responsible for interest costs to floor plan lenders.

Delivery Revenues and Expenses
Delivery revenues for products delivered are included within net sales, while delivery expenses are included within cost of goods sold.

Concentration of Risk
One of our dealer organizations accounted for 16.6%, 17.9%, and 19.7% of our consolidated net revenue in Fiscal 2016, 2015 and 2014, respectively. A second dealer organization accounted for 13.0%, 15.0% and 12.5% of our net revenue for Fiscal 2016, Fiscal 2015, and Fiscal 2014, respectively. The loss of either or both of these dealer organizations could have a significant adverse effect on our business. In addition, deterioration in the liquidity or creditworthiness of either or both of these dealers could negatively impact our sales and could trigger repurchase obligations under our repurchase agreements.

Sales Promotions and Incentives
We accrue for sales promotions and incentive expenses, which are recognized as a reduction to revenues, at the time of sale to the dealer or when the sales incentive is offered to the dealer or retail customer. Examples of sales promotions and incentive programs include dealer and consumer rebates, volume discounts, retail financing programs and dealer sales associate incentives. Sales promotion and incentive expenses are estimated based upon then current program parameters, such as unit or retail volume and historical rates. Actual results may differ from these estimates if market conditions dictate the need to enhance or reduce sales promotion and incentive programs or if the retail customer usage rate varies from historical trends. Historically, sales promotion and incentive expenses have been within our expectations and differences have not been material.

Repurchase Commitments
It is customary practice for manufacturers in the RV industry to enter into repurchase agreements with financing institutions that provide financing to their dealers. Our repurchase agreements generally provide that, in the event of a default by a dealer in its

obligation to these lenders, we will repurchase vehicles sold to the dealer that have not been resold to retail customers. The terms of these agreements, which can last up to 18 months, provide that our liability will be the lesser of remaining principal owed by the dealer or dealer invoice less periodic reductions based on the time since the date of the original invoice. Our liability cannot exceed 100% of the dealer invoice. In certain instances, we also repurchase inventory from our dealers due to state law or regulatory requirements that govern voluntary or involuntary relationship terminations.

Based on these repurchase agreements, we establish an associated loss reserve which is disclosed separately as "Accrued loss on repurchases" in the consolidated balance sheets. Repurchased sales are not recorded as a revenue transaction, but the net difference between the original repurchase price and the resale price are recorded against the loss reserve, which is a deduction from gross revenue. Our loss reserve for repurchase commitments contains uncertainties because the calculation requires management to make assumptions and apply judgment regarding a number of factors. See Note 9.

Reporting Segment
We have two reportable segments: (1) Motorized products and services and (2) Towable products and services. The Towable segment includes all products which are not motorized and are generally towed by another vehicle. The Motorized segment includes all products that include a motorized chassis as well as other related manufactured products.

Research and Development
Research and development expenditures are included within cost of goods sold and are expensed as incurred. A portion of these expenditures qualify for state and federal tax benefits. Development activities generally relate to creating new products and improving or creating variations of existing products to meet new applications. During Fiscal 2016, 2015 and 2014, we spent approximately $4.0 million, $3.9 million and $4.3 million, respectively, on research and development activities.

Advertising
Advertising costs, which consist primarily of literature and trade shows, were $4.9 million, $5.5 million, and $5.1 million in Fiscal 2016, 2015 and 2014, respectively. Advertising costs are included in selling expense and are expensed as incurred with the exception of trade shows which are expensed in the period in which the show occurs.

Earnings Per Common Share
Basic income per common share is computed by dividing net income by the weighted average common shares outstanding during the period.

Diluted income per common share is computed by dividing net income by the weighted average common shares outstanding plus the incremental shares that would have been outstanding upon the assumed exercise of dilutive stock awards and options. See Note 13.

Subsequent Events
We evaluated events occurring between the end of our most recent fiscal year and the date the financial statements were issued. There were no material subsequent events, except those described in Note 11 and Note 16.

New Accounting Pronouncements
In May 2014, the FASB issued ASU 2014-09, *Revenue from Contracts with Customers (Topic 606)*, which specifies how and when to recognize revenue as well as providing informative, relevant disclosures. In August 2015, the FASB deferred the effective date of this standard by one year, which would become effective for fiscal years beginning after December 15, 2017 (our Fiscal 2019). We are currently evaluating the impact on our consolidated financial statements.

In July 2015, the FASB issued ASU 2015-11, *Inventory (Topic 330)*, which requires inventory measured using any method other than last-in, first-out ("LIFO") or the retail inventory method to be subsequently measured at the lower of cost or net realizable value, rather than at the lower of cost or market. Under this ASU, subsequent measurement of inventory using the LIFO and retail inventory method is unchanged. ASU 2015-11 will become effective prospectively for fiscal years beginning after December 15, 2016 (our Fiscal 2018). We are currently evaluating the impact on our consolidated financial statements.

In September 2015, the FASB issued ASU 2015-16, *Business Combinations (Topic 805)*, to simplify the accounting for measurement-period adjustments in a business combination. Under the new standard, an acquirer must recognize adjustments to provisional amounts in a business combination in the reporting period in which the adjustment amounts are determined, rather than retrospectively adjusting the provisional amounts recognized at the acquisition date with a corresponding adjustment to goodwill as under current guidance. ASU 2015-16 is effective for fiscal years, and the interim periods within those years, beginning after December 15, 2015 (our Fiscal 2017). This new standard will be applied prospectively to adjustments to provisional amounts that occur after the effective date with earlier application permitted for financial statements that have not been issued. We are currently evaluating the impact of this ASU on our consolidated financial statements, which will be dependent on future acquisitions.

In November 2015, the FASB issued ASU 2015-17, *Income Taxes (Topic 740)*, to simplify the presentation of deferred income taxes. Under the new standard, both deferred tax liabilities and assets are required to be classified as noncurrent in a classified balance sheet. During the first quarter of Fiscal 2016, we elected to prospectively adopt ASU 2015-17, thus reclassifying current deferred tax assets to noncurrent on the accompanying consolidated balance sheet. The prior reporting period was not retrospectively adjusted. The adoption of this guidance had no impact on our consolidated statements of income and comprehensive income.

In March 2016, the FASB issued ASU 2016-09, *Improvements to Employee Share-Based Payment Accounting (Topic 718)*, which simplifies several aspects of the accounting for employee share-based payment transactions, including the accounting for the related income taxes, forfeitures, statutory tax withholding requirements and classification in the statement of cash flows. ASU 2016-09 is effective for annual reporting periods beginning after December 15, 2016 (our Fiscal 2018), including interim periods within those annual reporting periods. Early adoption is permitted. We are currently evaluating the impact of this ASU on our consolidated financial statements.

In August 2016, the FASB issued ASU 2016-15, *Classification of Certain Cash Receipts and Cash Payments (Topic 230)*, which provides guidance for eight specific cash flow issues with the objective of reducing the existing diversity in practice. ASU 2016-15 is effective retrospectively for annual reporting periods beginning after December 15, 2017 (our Fiscal 2019), including interim periods within those annual reporting periods. Early adoption is permitted. We are currently evaluating the impact of this ASU on our consolidated financial statements.

Note 2: Investments and Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The fair value hierarchy contains three levels as follows:

Level 1 - Unadjusted quoted prices that are available in active markets for the identical assets or liabilities at the measurement date.

Level 2 - Other observable inputs available at the measurement date, other than quoted prices included in Level 1, either directly or indirectly, including:
- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets in nonactive markets;
- Inputs other than quoted prices that are observable for the asset or liability; and
- Inputs that are derived principally from or corroborated by other observable market data.

Level 3 - Unobservable inputs that cannot be corroborated by observable market data and reflect the use of significant management judgment. These values are generally determined using pricing models for which the assumptions utilize management's estimates of market participant assumptions.

Assets and Liabilities that are Measured at Fair Value on a Recurring Basis. We account for fair value measurements in accordance with ASC 820, *Fair Value Measurements and Disclosures,* which defines fair value, establishes a framework for measurement and expands disclosure about fair value measurement. The fair value hierarchy requires the use of observable market data when available. In instances in which the inputs used to measure fair value fall into different levels of the fair value hierarchy, the fair value measurement has been determined based on the lowest level input that is significant to the fair value measurement in its entirety. Our assessment of the significance of a particular item to the fair value measurement in its entirety requires judgment, including the consideration of inputs specific to the asset or liability.

The following tables set forth by level within the fair value hierarchy our financial assets that were accounted for at fair value on a recurring basis at August 27, 2016 and August 29, 2015 according to the valuation techniques we used to determine their fair values:

(In thousands)	Fair Value at August 27, 2016	Fair Value Measurements Using Inputs Considered As		
		Level 1	Level 2	Level 3
Cash equivalents [(1)]	$ 77,234	$ 77,234	$ —	$ —
Assets that fund deferred compensation:				
Domestic equity funds	3,587	3,515	72	—
International equity funds	258	225	33	—
Fixed income funds	265	206	59	—
Total assets at fair value	$ 81,344	$ 81,180	$ 164	$ —

[(1)] Cash equivalent balances valued using Level 1 inputs include only those accounts that may fluctuate in value. Cash in disbursing accounts and on-demand accounts are not included above.

(In thousands)	Fair Value at August 29, 2015	Fair Value Measurements Using Inputs Considered As		
		Level 1	Level 2	Level 3
Cash equivalents [(1)]	63,107	$ 63,107	$ —	$ —
Assets that fund deferred compensation:				
Domestic equity funds	4,937	4,894	43	—
International equity funds	493	477	16	—
Fixed income funds	284	251	33	—
Total assets at fair value	$ 68,821	$ 68,729	$ 92	$ —

[(1)] Cash equivalent balances valued using Level 1 inputs include only those accounts that may fluctuate in value. Cash in disbursing accounts and on-demand accounts are not included above.

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash Equivalents. The carrying value of cash equivalents approximates fair value as original maturities are less than three months. Our cash equivalents are comprised of money market funds traded in an active market with no restrictions and are included in cash and cash equivalents on the accompanying consolidated balance sheets.

Assets that fund deferred compensation. Our assets that fund deferred compensation are marketable equity securities measured at fair value using quoted market prices and primarily consist of equity-based mutual funds. The majority of which are classified as Level 1 as they are traded in an active market for which closing stock prices are readily available. These securities fund the Executive Share Option Plan and the Executive Deferred Compensation Plan (2007) (see Note 8) deferred compensation programs. The Executive Plan assets related to those options that will expire within a year are included in prepaid expenses and other assets in the accompanying balance sheets. The remaining assets are included in other assets.

Assets and Liabilities that are measured at Fair Value on a Nonrecurring Basis. Our non-financial assets, which include goodwill and property and equipment, are not required to be measured at fair value on a recurring basis. However, if certain triggering events occur, or if an annual impairment test is required, we must evaluate the non-financial asset for impairment. If an impairment did occur, the asset is required to be recorded at the estimated fair value. Using Level 2 inputs, we recorded an impairment of $462,000 for our corporate plane during the fiscal year ended August 29, 2015. See Note 4.

Note 3: Inventories

Inventories consist of the following:

(In thousands)	August 27, 2016	August 29, 2015
Finished goods	$ 19,129	$ 12,179
Work-in-process	76,350	66,602
Raw materials	60,740	65,928
Total	156,219	144,709
LIFO reserve	(33,697)	(32,544)
Total inventories	$ 122,522	$ 112,165

The above value of inventories, before reduction for the LIFO reserve, approximates replacement cost at the respective dates. Of the $156.2 million and $144.7 million inventory at August 27, 2016 and August 29, 2015, respectively, $149.4 million and $135.3 million is valued on a LIFO basis. The remaining inventories of $6.8 million and $8.4 million at August 27, 2016 and August 29, 2015, respectively, are valued on a FIFO basis.

Note 4: Property, Plant and Equipment and Assets Held for Sale

Property, plant and equipment is stated at cost, net of accumulated depreciation and consists of the following:

(In thousands)	August 27, 2016	August 29, 2015
Land	$ 3,864	$ 1,874
Buildings and building improvements	62,073	53,388
Machinery and equipment	95,087	94,034
Software	15,878	8,033
Transportation	8,956	8,913
Total property, plant and equipment, gross	185,858	166,242
Less accumulated depreciation	(129,927)	(128,992)
Total property, plant and equipment, net	$ 55,931	$ 37,250

On April 17, 2015 we purchased the Towables assembly facilities in Middlebury, Indiana for $5.4 million and on May 5, 2015 we purchased a facility in Waverly, Iowa for $850,000 for expansion of our subassembly operations.

On November 30, 2015 we purchased land and buildings from Country Coach in Junction City, Oregon for approximately $5.7 million. On January 6, 2016 we purchased adjacent property in Junction City for approximately $4.0 million. These properties are currently being used for expansion of West Coast motorhome manufacturing and service operations.

Assets Held for Sale
At August 29, 2015 and August 27, 2016, we had no assets held for sale. In the third quarter of Fiscal 2015 we placed our corporate plane for sale, recorded an impairment of $462,000 and reclassified the net book value to current other assets in the consolidated balance sheets. In the fourth quarter of Fiscal 2015 we took our plane off the market and reclassified the net book value to property, plant and equipment in the consolidated balance sheets.

Note 5: Goodwill

Goodwill is the result of the acquisition of SunnyBrook during Fiscal 2011 within the Towable segment. Goodwill of $1.2 million is not subject to amortization for financial statement purposes, but is amortizable for tax return purposes. Goodwill is reviewed for impairment by applying a fair-value based test on an annual basis, or more frequently if circumstances indicate a potential impairment. No impairment of goodwill has been identified.

Note 6: Credit Facilities

On October 31, 2012, we entered into a Credit Agreement with GECC. The Credit Agreement provides for an initial $35.0 million revolving credit facility, based on our eligible inventory and was to expire on October 31, 2015 before the amendment described below. There is no termination fee associated with the agreement.

The Credit Agreement contains no financial covenant restrictions for borrowings where we have excess borrowing availability under the facility of greater than $5.0 million. The Credit Agreement requires us to comply with a fixed charge ratio if excess borrowing availability under the facility is less than $5.0 million. In addition the Credit Agreement also includes a framework to expand the size of the facility up to $50.0 million, based on mutually agreeable terms at the time of the expansion. The initial unused line fee associated with the Credit Agreement is 0.5% per annum and has the ability to be lowered based upon facility usage.

The Credit Agreement contains typical affirmative representations and covenants for a credit agreement of this size and nature. Additionally, the Credit Agreement contains negative covenants limiting our ability, among other things, to incur debt, grant liens, make acquisitions, make certain investments, pay certain dividends and distributions, engage in mergers, consolidations or acquisitions and sell certain assets. Obligations under the Credit Agreement are secured by a security interest in all of our accounts and other receivables, chattel paper, documents, deposit accounts, instruments, equipment, inventory, investment property, leasehold interest, cash and cash equivalents, letter-of-credit rights, most real property and fixtures and certain other business assets.

On May 28, 2014, we amended this Credit Agreement (the "Amended Credit Agreement"). The Amended Credit Agreement extends the term of the credit facility from October 31, 2015 to May 28, 2019. In addition, interest on loans made under the Amended Credit Facility will be based on LIBOR plus a margin of 2.0%. The amendment also revised and added definitions of several terms including an expanded Restricted Payment Basket that now permits up to $15.0 million purchases of company stock or cash dividends to be excluded from the Fixed Charge ratio. In addition, the definition of Eligible Accounts was expanded to permit certain receivables to be included in the Borrowing Base. The Amended Credit Agreement also permits us to engage in certain sale lease buyback transactions in the ordinary course of business subject to certain restrictions and increases our ability to incur capital lease obligations. In Fiscal 2016, Wells Fargo Capital Finance acquired GECC's corporate finance business.

During the second quarter of Fiscal 2015 we utilized the credit facility to meet working capital needs. As of August 27, 2016, we are in compliance with the financial covenants of the Amended Credit Agreement, and no borrowings are outstanding.

Note 7: Warranty

We provide our motorhome customers a comprehensive 12-month/15,000-mile warranty on our Class A, B, and C motorhomes, and a 3-year/36,000-mile structural warranty on Class A and C sidewalls and floors. We provide a comprehensive 12-month warranty on all towable products. From time to time, we voluntarily incur costs for certain warranty-type expenses occurring after the normal warranty period to help protect the reputation of our products and the goodwill of our customers. Estimated costs related to product warranty are accrued at the time of sale and are based upon past warranty claims and unit sales history. Accruals are adjusted as needed to reflect actual costs incurred as information becomes available. A significant increase in dealership labor rates, the cost of parts or the frequency of claims could have a material adverse impact on our operating results for the period or periods in which such claims or additional costs materialize.

In addition to the costs associated with the contractual warranty coverage provided on our products, we also occasionally incur costs as a result of additional service actions not covered by our warranties, including product recalls and customer satisfaction actions. Although we estimate and reserve for the cost of these service actions, there can be no assurance that expense levels will remain at current levels or such reserves will continue to be adequate.

Changes in our product warranty liability during Fiscal 2016, Fiscal 2015, and Fiscal 2014 are as follows:

(In thousands)	August 27, 2016	August 29, 2015	August 30, 2014
Balance at beginning of year	$ 11,254	$ 9,501	$ 8,443
Provision	16,503	12,892	10,947
Claims paid	(15,345)	(11,139)	(9,889)
Balance at end of year	$ 12,412	$ 11,254	$ 9,501

Note 8: Employee and Retiree Benefits

Postretirement health care and deferred compensation benefits are as follows:

(In thousands)	August 27, 2016	August 29, 2015
Postretirement health care benefit cost	$ 6,346	$ 34,535
Non-qualified deferred compensation	18,003	19,508
Executive share option plan liability	3,341	4,788
SERP benefit liability	2,681	2,649
Executive deferred compensation	389	299
Officer stock-based compensation	763	242
Total postretirement health care and deferred compensation benefits	31,523	62,021
Less current portion[1]	(4,574)	(4,931)
Long-term postretirement health care and deferred compensation benefits[2]	$ 26,949	$ 57,090

[1] Included in current liabilities in the Consolidated Balance Sheets
[2] Included in long-term liabilities in the Consolidated Balance Sheets

Postretirement Health Care Benefits
We provide certain health care and other benefits for retired employees hired before April 1, 2001, who have fulfilled eligibility requirements at age 55 with 15 years of continuous service. We use a September 1 measurement date for this plan and our postretirement health care plan currently is not funded.

In Fiscal 2005, through a plan amendment, we established dollar caps on the amount that we will pay for postretirement health care benefits per retiree on an annual basis so that we were not exposed to continued medical inflation. Retirees are required to pay a monthly premium in excess of the employer dollar caps for medical coverage based on years of service and age at retirement. Each year from 2012 to 2015, the employer established dollar caps were reduced by 10% through plan amendments. On January 1, 2016, postretirement health care benefits were discontinued for retirees age 65 and over. The plan amendment also included a 10% reduction in employer paid premiums for retirees under age 65. As a result of these amendments, our liability for postretirement health care was reduced as presented in the following table.

Date	Plan Amendment	Dollar Cap Reduction	Liability Reduction (in thousands)	Amortization Period [1]
Fiscal 2005	Established employer dollar cap		$ 40,414	11.5 years
January 2012	Reduced employer dollar cap	10%	4,598	7.8 years
January 2013	Reduced employer dollar cap	10%	4,289	7.5 years
January 2014	Reduced employer dollar cap	10%	3,580	7.3 years
January 2015	Reduced employer dollar cap	10%	3,960	7.1 years
January 2016	Reduced employer dollar cap for retirees under age 65; discontinued retiree benefits for retirees age 65 and over	10%	28,596	6.9 years

[1] Plan amendments are amortized on a straight-line basis over the expected remaining service period of active plan participants.

Based on actuarial evaluations, the discount rate used in determining the accumulated postretirement benefit obligation was 2.73% at August 27, 2016 and 4.15% at August 29, 2015, which increased the benefit obligation by $850,000 and $684,000 at August 27, 2016 and August 29, 2015, respectively. Assumed health care cost trend rates do not have a significant effect in determining the accumulated postretirement benefit obligation due to employer caps established.

Changes in our postretirement health care liability are as follows:

(In thousands)	August 27, 2016	August 29, 2015
Balance at beginning of year	$ 34,535	$ 36,930
Interest cost	327	1,382
Service cost	108	427
Net benefits paid	(878)	(928)
Actuarial loss	850	684
Plan amendment	(28,596)	(3,960)
Balance at end of year	$ 6,346	$ 34,535

Net periodic postretirement benefit income for the past three fiscal years consisted of the following components:

	Year Ended		
(In thousands)	August 27, 2016	August 29, 2015	August 30, 2014
Interest cost	$ 327	$ 1,382	$ 1,540
Service cost	108	427	393
Amortization of prior service benefit	(7,736)	(5,538)	(5,650)
Amortization of net actuarial loss	1,612	1,465	1,077
Net periodic postretirement benefit income	$ (5,689)	$ (2,264)	$ (2,640)

For accounting purposes, we recognized net periodic postretirement income as presented in the previous table, due to the amortization of prior service benefit associated with the establishment of caps on the employer portion of benefits in Fiscal 2005 and the plan amendments made over the past five years.

Amounts not yet recognized in net periodic benefit cost and included in accumulated other comprehensive income (before taxes) are as follows:

(In thousands)	August 27, 2016	August 29, 2015
Prior service credit	$ (34,139)	$ (13,279)
Net actuarial loss	15,648	16,410
Accumulated other comprehensive income	$ (18,491)	$ 3,131

The estimated amounts that will be amortized from accumulated other comprehensive income to net periodic benefit cost in Fiscal 2017 include a prior service credit of $6.4 million and an actuarial net loss of $1.6 million.

Expected future benefit payments for postretirement health care for the next ten years are as follows:

(In thousands)		Amount
Year:	2017	$ 416
	2018	283
	2019	381
	2020	455
	2021	489
	2022 - 2026	2,484
	Total	$ 4,508

The expected future benefit payments have been estimated based on the same assumptions used to measure our benefit obligation as of August 27, 2016, and include benefits attached to estimated current employees' future services.

Deferred Compensation Benefits

Non-Qualified Deferred Compensation Program (1981)
We have a Non-Qualified Deferred Compensation Program which permitted key employees to annually elect to defer a portion of their compensation until their retirement. The plan has been closed to any additional deferrals since January 2001. The retirement benefit to be provided is based upon the amount of compensation deferred and the age of the individual at the time of the contracted deferral. An individual generally vests at age 55 and 5 years of participation under the plan. For deferrals prior to December 1992, vesting occurs at the later of age 55 and 5 years of service from first deferral or 20 years of service. Deferred compensation expense was $1.3 million, $1.3 million and $1.4 million in Fiscal 2016, 2015 and 2014, respectively. Total deferred compensation liabilities were $18.0 million and $19.5 million at August 27, 2016 and August 29, 2015, respectively.

Supplemental Executive Retirement Plan (SERP)
The primary purpose of this plan was to provide our officers and managers with supplemental retirement income for a period of 15 years after retirement. We have not offered this plan on a continuing basis to members of management since 1998. The plan was funded with individual whole life insurance policies (Split Dollar Program) owned by the named insured officer or manager. We initially paid the life insurance premiums on the life of the individual and the individual would receive life insurance and supplemental cash payment during the 15 years following retirement. In October 2008, the plan was amended as a result of changes in the tax and accounting regulations and rising administrative costs. Under the redesigned SERP, the underlying life insurance policies previously owned by the insured individual became COLI by a release of all interests by the participant and assignment to us as a prerequisite to participation in the SERP and transition from the Split Dollar Program. Total SERP liabilities were $2.7 million and $2.6 million at August 27, 2016 and August 29, 2015, respectively. This program remains closed to new employee participation.

To assist in funding the deferred compensation and SERP liabilities, we have invested in COLI policies. The cash surrender value of these policies is presented as investment in life insurance in the accompanying balance sheets and consists of the following:

(In thousands)	August 27, 2016	August 29, 2015
Cash value	$ 60,263	$ 58,501
Borrowings	(33,771)	(32,329)
Investment in life insurance	$ 26,492	$ 26,172

Non-Qualified Share Option Program (2001)
The Non-Qualified Share Option Program permitted participants in the Executive Share Option Plan (the "Executive Plan") to choose to defer a portion of their salary or other eligible compensation in the form of options to purchase selected securities, primarily equity-based mutual funds. These assets are treated as trading securities and are recorded at fair value. The Executive Plan has been closed to any additional deferrals since January 2005. The Executive Plan assets related to those options that will expire within a year are included in prepaid expenses and other assets in the accompanying balance sheets. The remaining assets are included in other assets. Total assets on August 27, 2016 and August 29, 2015 were $3.7 million and $5.4 million, respectively, and the liabilities were $3.3 million and $4.8 million, respectively. The difference between the asset and liability balances represents the additional 25% we contributed at the time of the initial deferrals to aid in potential additional earnings to the participant. This contribution is required to be paid back to us when the option is exercised. A participant may exercise his or her options per the plan document, but there is a requirement that after these dollars have been invested for 15 years the participant is required to exercise such option.

Executive Deferred Compensation Plan (2007)
In December 2006, we adopted the Winnebago Industries, Inc. Executive Deferred Compensation Plan (the "Executive Deferred Compensation Plan"). Under the Executive Deferred Compensation Plan, corporate officers and certain key employees may annually choose to defer up to 50% of their salary and up to 100% of their cash incentive awards. The assets are presented as other assets and the liabilities are presented as postretirement health care and deferred compensation benefits in the

accompanying balance sheets. Such assets on August 27, 2016 and August 29, 2015 were $388,000 and $297,000, respectively, and liabilities were $389,000 and $299,000, respectively.

Profit Sharing Plan
We have a qualified profit sharing and contributory 401(k) plan for eligible employees. The plan provides quarterly discretionary matching cash contributions as approved by our Board of Directors. Contributions to the plan for Fiscal 2016, 2015 and 2014 were $1.5 million, $1.2 million and $1.1 million, respectively.

Note 9: Contingent Liabilities and Commitments

Repurchase Commitments
Generally, manufacturers in the RV industry enter into repurchase agreements with lending institutions which have provided wholesale floorplan financing to dealers. Most dealers' RVs are financed on a "floorplan" basis under which a bank or finance company lends the dealer all, or substantially all, of the purchase price, collateralized by a security interest in the RVs purchased.

Our repurchase agreements provide that, in the event of default by the dealer on the agreement to pay the lending institution, we will repurchase the financed merchandise. The terms of these agreements, which generally can last up to 18 months, provide that our liability will be the lesser of remaining principal owed by the dealer to the lending institution, or dealer invoice less periodic reductions based on the time since the date of the original invoice. Our contingent liability on all repurchase agreements was approximately $409.3 million and $386.0 million at August 27, 2016 and August 29, 2015, respectively.

In certain instances, we also repurchase inventory from our dealers due to state law or regulatory requirements that govern voluntary or involuntary relationship terminations. Although laws vary from state to state, some states have laws in place that require manufacturers of RVs to repurchase current inventory if a dealership exits the business. Incremental repurchase exposure beyond existing repurchase agreements, related to dealer inventory in states that we have had historical experience of repurchasing inventory, totaled $7.9 million and $7.2 million at August 27, 2016 and August 29, 2015, respectively.

Our risk of loss related to these repurchase commitments is significantly reduced by the potential resale value of any products that are subject to repurchase and is spread over numerous dealers and lenders. The aggregate contingent liability related to our repurchase agreements represents all financed dealer inventory at the period reporting date subject to a repurchase agreement, net of the greater of periodic reductions per the agreement or dealer principal payments. Based on the repurchase exposure as previously described, we established an associated loss reserve. Our accrued losses on repurchases were $881,000 as of August 27, 2016 and $1.3 million as of August 29, 2015. Repurchase risk is affected by the credit worthiness of our dealer network and if we are obligated to repurchase a substantially larger number of RVs in the future, this would increase our costs and could have a material adverse effect on our results of operations, financial condition, and cash flows.

A summary of the activity for the fiscal years stated for repurchased units is as follows:

(Dollars in thousands)	Fiscal 2016	Fiscal 2015 [(1)]	Fiscal 2014
Inventory repurchased:			
Units	29	62	21
Dollars	$ 1,605	$ 7,472	$ 467
Inventory resold:			
Units	28	62	20
Cash collected	$ 1,510	$ 6,409	$ 392
Loss recognized	$ 95	$ 1,063	$ 75
Units in ending inventory	1	1	1

[(1)] A significant number of the units repurchased in Fiscal 2015 were attributable to a single dealership for which we had established a specific repurchase loss reserve in Fiscal 2014.

Litigation
We are involved in various legal proceedings which are ordinary and routine litigation incidental to our business, some of which are covered in whole or in part by insurance. While we believe the ultimate disposition of litigation will not have material adverse effect on our financial position, the results of operations or liquidity, there exists the possibility that such litigation may have an impact on our results for a particular reporting period in which litigation effects become probable and reasonably estimable. Though we do not believe there is a reasonable likelihood that there will be a material change related to these matters, litigation is subject to inherent uncertainties and management's view of these matters may change in the future.

Lease Commitments
We have operating leases for certain land, buildings and equipment. Lease expense was $582,000 for Fiscal 2016, $901,000 for Fiscal 2015 and $1.1 million for Fiscal 2014. Minimum future lease commitments under noncancelable lease agreements in

excess of one year as of August 27, 2016 are as follows:

(In thousands)		Amount
Year Ended:	2017	$ 128
	2018	77
	2019	60
	2020	6
	2021	4
	Total	$ 275

Note 10: Income Taxes

Income tax expense consisted of the following:

		Year Ended					
(In thousands)		**August 27, 2016**		**August 29, 2015**		**August 30, 2014**	
Current							
Federal	$	14,293	$	15,406	$	17,923	
State		1,685		1,124		(170)	
Total		15,978		16,530		17,753	
Deferred							
Federal		4,280		1,486		1,415	
State		444		308		456	
Total		4,724		1,794		1,871	
Income Tax Expense	$	20,702	$	18,324	$	19,624	

The following table provides a reconciliation of the US statutory income tax rate to our effective income tax rate:

	Year Ended		
(A percentage)	**August 27, 2016**	**August 29, 2015**	**August 30, 2014**
US federal statutory rate	35.0 %	35.0 %	35.0 %
State taxes, net of federal benefit	2.5 %	2.4 %	2.3 %
Tax-free and dividend income	(1.3)%	(1.3)%	(1.5)%
Income tax credits	(1.1)%	(0.3)%	(0.4)%
Domestic production activities deduction	(2.5)%	(3.7)%	(2.8)%
Other permanent items	(1.3)%	(0.8)%	(0.9)%
Valuation allowance	— %	— %	(0.4)%
Uncertain tax positions settlements and adjustments	— %	(0.5)%	(1.0)%
Effective tax provision rate	31.3 %	30.8 %	30.3 %

The tax effects of temporary differences that give rise to deferred income taxes were as follows:

(In thousands)	August 27, 2016	August 29, 2015
Deferred income tax asset (liability)		
Deferred compensation	$ 9,609	$ 10,757
Warranty reserves	4,729	4,288
Postretirement health care benefits	2,262	12,792
Self-insurance reserve	2,214	2,378
Accrued vacation	2,006	1,938
Stock based compensation	1,030	1,239
Unrecognized tax benefit	698	726
Other [(1)]	1,785	1,592
Total deferred tax assets	24,333	35,710
Inventory	(1,930)	(2,383)
Depreciation	(3,650)	(1,338)
Total deferred tax liabilities	(5,580)	(3,721)
Total deferred income tax assets, net of deferred tax liabilities	$ 18,753	$ 31,989

[(1)] At August 27, 2016, Other includes $95,000 related to state NOLs that will begin to expire in Fiscal 2021. We have evaluated all the positive and negative evidence and consider it more likely than not that these carryforwards can be realized.

Unrecognized Tax Benefits
Changes in the unrecognized tax benefits are as follows:

(In thousands)	August 27, 2016	August 29, 2015	August 30, 2014
Unrecognized tax benefits - beginning balance	$ 1,589	$ 1,709	$ 2,134
Gross decreases - tax positions in a prior period	(355)	(568)	(816)
Gross increases - current period tax positions	476	448	391
Unrecognized tax benefits - ending balance	1,710	1,589	1,709
Accrued interest and penalties	751	922	1,315
Total unrecognized tax benefits	$ 2,461	$ 2,511	$ 3,024

The amount of unrecognized tax benefits is not expected to change materially within the next 12 months.

If the remaining uncertain tax positions are ultimately resolved favorably, $1.8 million of unrecognized tax benefits would have a positive impact on our effective tax rate. It is our policy to recognize interest and penalties accrued relative to unrecognized tax benefits into tax expense.

We file tax returns in the US federal jurisdiction, as well as state jurisdictions and in Canada. Although certain years are no longer subject to examinations by the IRS and various state taxing authorities, NOL carryforwards generated in those years may be adjusted upon examination by the IRS or state taxing authorities if they have been or will be used in a future period. As of August 27, 2016, our federal returns from Fiscal 2013 to present are subject to review by the IRS. As of August 27, 2016, our Fiscal 2014 Federal return is being reviewed. We anticipate this audit to be concluded with no material adjustments. With limited exception, state returns from Fiscal 2013 to present continue to be subject to review by state taxing jurisdictions. A number of years may lapse before an uncertain tax position is audited and finally resolved and it is difficult to predict the outcome of such audits. During the year, we finalized a state audit with a nominal impact.

Note 11: Stock-Based Compensation Plans

We have a 2014 Omnibus Equity, Performance Award, and Incentive Compensation Plan approved by shareholders (as amended, the "Plan") in place which allows us to grant or issue non-qualified stock options, incentive stock options, share awards and other equity compensation to key employees and to non-employee directors. No more than 3.6 million shares of common stock may be issued under the Plan and no more than 3.6 million of those shares may be used for awards other than stock options or stock appreciation rights. Shares subject to awards that are forfeited or terminated, expire unexercised, are cancelled and settled in cash in lieu of common stock or are exchanged for awards that do not involve common stock, shall be added back to the limits and again immediately become available for awards.

Stock Options and Share Awards
The term of any options granted under the Plan may not exceed ten years from the date of the grant. Stock options are granted at the closing market price on the date of grant. Options issued to key employees generally vest over a three-year period in equal annual installments, beginning one year after the date of grant, with immediate vesting upon retirement or upon a change of control (as defined in the Plan), if earlier. Historically, options issued to directors vested six months after grant.

Share awards generally vest over a three-year period in equal annual installments with continued employment, beginning one year after the date of grant, with immediate vesting upon retirement for awards made prior to October 2016 or upon a change of control (collectively, "time-based") or upon attainment of established goals. Share awards that are not time-based typically vest at the end of a one year or three-year incentive period based upon the achievement of company goals ("performance-based"). The value of time-based restricted share awards is based on the number of shares granted and the closing price of our common stock on the date of grant. The value of performance-based restricted share awards is based upon the terms of the plan and an assessment of the probability of reaching the established performance targets. Historically, the terms of these plans linked the incentive payment to a percentage of base salary compensation and if the established goals are met, shares of the appropriate value are then granted.

Annual Incentive Plans

For Fiscal 2014, Fiscal 2015 and Fiscal 2016, the Human Resources Committee of our Board of Directors established annual incentive plans for the officers that were to be paid in 2/3 cash and 1/3 restricted stock (stock must be held for one year from date of grant except for shares we agree to repurchase in lieu of executives' payment of payroll taxes). We repurchase shares from employees who elect to pay their payroll tax via delivery of shares of common stock as opposed to cash.

The following table shows the amount accrued each fiscal year for stock-based compensation under the annual incentive plan. The Human Resources Committee of the Board of Directors approved the awards of restricted stock to the officers on the dates shown.

	August 27, 2016		August 29, 2015		August 30, 2014
Annual incentive accrual (in thousands)	$	1,467	$ 454	$	2,600
Date of award		10/11/2016	10/13/2015		10/14/2014
Stock-based portion of annual incentive accrual (in thousands)	$	489	$ 157	$	866
Restricted shares awarded		17,532	7,914		40,495
Shares repurchased for payroll taxes		(8,412)	(3,511)		(20,638)
Restricted shares issued		9,120	4,403		19,857

Long-Term Incentive Plans

For Fiscal 2014, Fiscal 2015 and Fiscal 2016, the Human Resources Committee of our Board of Directors established three different three-year incentive compensation plans (Officers Long-Term Incentive Plan Fiscal 2013-2015, 2014-2016 and 2015-2017) to serve as an incentive to our senior management team to achieve certain ROE targets. If the ROE target is met, restricted stock will be awarded subsequent to the end of each three year period with a one-year restriction on sale upon award (except for shares we agree to repurchase in lieu of executives' payment of payroll taxes). In the event that we do not achieve the required ROE targets, no restricted stock will be granted. If it becomes probable that certain of the ROE performance targets will be achieved, the corresponding estimated cost of the grant will be recorded as stock-based compensation expense over the performance period. The probability of reaching the targets is evaluated each reporting period. If it becomes probable that certain of the target performance levels will be achieved, a cumulative adjustment will be recorded and future stock-based-compensation expense will increase based on the then projected performance levels. If we later determine that it is not probable that the minimum ROE performance threshold for the grants will be met, no further stock-based compensation cost will be recognized and any previously recognized stock-based compensation cost related to these plans will be reversed.

The following table shows the amount accrued each fiscal year for stock-based compensation as a result of ROE targets being met. The Human Resources Committee of the Board of Directors approved the awards of restricted stock to the officers on the dates shown. We repurchase shares from employees who elect to pay their payroll tax via delivery of shares of common stock as opposed to cash.

	August 27, 2016		August 29, 2015		August 30, 2014
LTIP accrual (in thousands)	$	318	$ 360	$	540
LTIP plan year		2014-2016	2013-2015		2012-2014
Date of award		10/11/2016	10/13/2015		10/14/2014
Restricted shares awarded		11,419	18,156		25,529
Shares repurchased for payroll taxes		(5,539)	(8,529)		(13,011)
Restricted shares issued		5,880	9,627		12,518

Director's Awards

Non-employee directors may elect to receive all or part of their annual retainer and board fees in the form of Winnebago Industries stock units credited in the form of shares of our common stock instead of cash. The directors are restricted from selling these shares until their retirement. During Fiscal 2016, there were 5,058 stock units awarded to our non-employee directors in lieu of cash compensation. The aggregate intrinsic value of these awards as of August 27, 2016 was $2.1 million with 86,506 stock units outstanding.

Stock-Based Compensation

Total stock-based compensation expense for the past three fiscal years consisted of the following components:

(In thousands)	Year Ended		
	August 27, 2016	August 29, 2015	August 30, 2014
Share awards:			
Performance-based annual plan employee award expense	$ 489	$ 157	$ 866
Performance-based LTIP employee award expense	318	360	540
Time-based employee award expense	1,583	2,060	1,472
Time-based directors award expense	743	412	410
Directors stock unit expense	149	108	98
Stock options	11	—	—
Total stock-based compensation	$ 3,293	$ 3,097	$ 3,386

Stock Options

A summary of stock option activity for Fiscal 2016, 2015 and 2014 is as follows:

	Year Ended								
	August 27, 2016			August 29, 2015			August 30, 2014		
	Shares	Price per Share	Wtd. Avg. Exercise Price/ Share	Shares	Price per Share	Wtd. Avg. Exercise Price/ Share	Shares	Price per Share	Wtd. Avg. Exercise Price/ Share
Outstanding at beginning of year	167,394	$26 - $34	$ 28.30	457,421	$26 - $36	$ 30.38	664,994	$26 - $36	$ 29.83
Options granted	10,000	$16 - $17	16.67	—	—	—	—	—	—
Options exercised	—	—	—	—	—	—	(77,833)	$26 - $27	26.72
Options cancelled	(167,394)	$26 - $34	28.30	(290,027)	$26 - $36	31.58	(129,740)	$26 - $35	29.75
Outstanding at end of year	10,000	$16 - $17	$ 16.67	167,394	$26 - $34	$ 28.30	457,421	$26 - $36	$ 30.38
Exercisable at end of year	—	$ —	$ —	167,394	$26 - $34	$ 28.30	457,421	$26 - $36	$ 30.38
Vested and expected to vest at end of year	10,000	$16 - $17	$ 16.67	167,394	$26 - $34	$ 28.30	457,421	$26 - $36	$ 30.38

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

Valuation Assumptions [1]	Fiscal 2016
Expected dividend yield	2.40%
Risk-free interest rate [2]	1.49%
Expected life (in years) [3]	5
Expected volatility [4]	43.52%
Weighted average fair value of options granted	$5.31

[1] Forfeitures are estimated based on historical experience.

[2] Risk-free interest rate is based on Treasury Securities constant maturity interest rate whose term is consistent with the expected life of our stock options.

[3] Expected life of stock options is based on historical experience.

[4] Expected stock price volatility is based on historical experience over a term consistent with the expected life of our stock options.

The weighted average remaining contractual life for options outstanding at August 27, 2016 was 9.4 years. Aggregate intrinsic value for options outstanding at August 27, 2016 was $72,000. As of August 27, 2016, there was $42,000 of unrecognized compensation expense related to option awards that is expected to be recognized over a weighted average period of 2.4 years. Other values related to options are as follows:

(In thousands)	Fiscal 2016	Fiscal 2015	Fiscal 2014
Aggregate intrinsic value of options exercised [1]	$ —	$ —	$ 173
Net cash proceeds from the exercise of stock options	—	—	2,080
Actual income tax benefit realized from stock option exercises	—	—	63

[1] The amount by which the closing price of our stock on the date of exercise exceeded the exercise price.

On October 11, 2016 the Human Resources Committee of the Board of Directors approved the grant of 46,800 stock options to our officers.

Share Awards

A summary of share award activity for Fiscal 2016, 2015 and 2014 is as follows:

	Year Ended					
	August 27, 2016		**August 29, 2015**		**August 30, 2014**	
	Shares	**Weighted Average Grant Date Fair Value**	**Shares**	**Weighted Average Grant Date Fair Value**	**Shares**	**Weighted Average Grant Date Fair Value**
Beginning of year	163,420	$ 20.83	198,523	$ 18.98	190,962	$ 12.46
Granted	240,270	19.72	165,624	21.70	138,345	27.44
Vested	(110,283)	19.44	(198,693)	19.71	(129,817)	18.82
Canceled	(9,526)	20.28	(2,034)	20.58	(967)	18.44
End of year	283,881	$ 20.45	163,420	$ 20.83	198,523	$ 18.98

The aggregate intrinsic value of awards outstanding at August 27, 2016 was $6.8 million.

As of August 27, 2016, there was $2.8 million of unrecognized compensation expense related to restricted stock awards that is expected to be recognized over a weighted average period of 1.9 years. The total fair value of awards vested during Fiscal 2016, 2015 and 2014 was $2.2 million, $4.2 million and $3.6 million, respectively.

On October 11, 2016 the Human Resources Committee of the Board of Directors approved the award of grants of 76,800 shares of our restricted common stock under the Plan valued at $2.1 million to our key management group (approximately 60 employees). The Board of Directors also granted 20,800 shares of our restricted common stock valued at $580,000 to the non-management members of the Board.

The value of the restricted stock is based on the closing price of our common stock on the date of grant, which was $27.89. The fair value of this award to employees is amortized on a straight-line basis over the requisite service period of three years. Estimated non-cash stock compensation expense based on this restricted stock grant will be approximately $1.0 million for Fiscal 2017.

Note 12: Business Segments

We report segment information based on the "management" approach defined in ASC 280, *Segment Reporting*. The management approach designates the internal reporting used by management for making decisions and assessing performance as the source of our reportable segments.

In the first quarter of Fiscal 2017, we revised our reporting segments. Previously we had one reporting segment which included all recreational vehicle products and services. With the acquisition of Grand Design in the first quarter of Fiscal 2017, we expanded the number of reporting segments to two: (1) Motorized products and services and (2) Towable products and services. The Towable segment includes all products which are not motorized and are generally towed by another vehicle. The Motorized segment includes all products that include a motorized chassis as well as other related manufactured products. Prior year segment information has been restated to conform to the current reporting segment presentation.

We organize our business reporting on a product basis. Each reportable segment is managed separately to better align to our customers, distribution partners and the unique market dynamics of the product groups. The accounting policies of both reportable segments are the same and described in Note 1, "Summary of Significant Accounting Policies".

We evaluate the performance of our reportable segments based on Adjusted EBITDA. Adjusted EBITDA is defined as earnings before interest, taxes, depreciation and amortization and other adjustments made in order to present comparable results from period to period. Examples of items excluded from Adjusted EBITDA include the postretirement health care benefit income resulting from the plan amendments over the past several years, favorable legal settlements including our Fiscal 2016 Australia trademark settlement, and transaction costs related to our pending acquisition of Grand Design RV.

The following table shows information by reporting segment for Fiscal 2016, Fiscal 2015 and Fiscal 2014:

	Year Ended					
(In thousands)	August 27, 2016		August 29, 2015		August 30, 2014	
Net revenues						
Motorized	$	885,814	$	904,821	$	887,040
Towable		89,412		71,684		58,123
Consolidated	$	975,226	$	976,505	$	945,163
Adjusted EBITDA						
Motorized	$	57,365	$	57,102	$	61,974
Towable		4,952		2,767		1,359
Consolidated	$	62,317	$	59,869	$	63,333
Capital Expenditures						
Motorized	$	23,920	$	10,923	$	10,383
Towable		631		5,650		93
Consolidated	$	24,551	$	16,573	$	10,476

	Year Ended			
(In thousands)	August 27, 2016		August 29, 2015	
Total Assets				
Motorized	$	368,941	$	339,392
Towable		21,777		22,782
Consolidated	$	390,718	$	362,174

Reconciliation of net income to consolidated Adjusted EBITDA:

	Year Ended					
(In thousands)	August 27, 2016		August 29, 2015		August 30, 2014	
Net income	$	45,496	$	41,210	$	45,053
Interest expense		—		10		—
Provision for income taxes		20,702		18,324		19,624
Depreciation and amortization		5,745		4,513		3,997
EBITDA		71,943		64,057		68,674
Postretirement health care benefit income		(6,124)		(4,073)		(4,573)
Legal settlement		(3,400)		—		—
Transaction costs		355		—		—
Non-operating income		(457)		(115)		(768)
Adjusted EBITDA	$	62,317	$	59,869	$	63,333

Net revenue by geographic area:

	Year Ended								
(In thousands)	August 27, 2016			August 29, 2015			August 30, 2014		
United States	$	940,230	96.4%	$	920,315	94.2%	$	873,910	92.5%
International		34,996	3.6%		56,190	5.8%		71,253	7.5%
Total net revenues	$	975,226	100.0%	$	976,505	100.0%	$	945,163	100.0%

44

Note 13: Earnings Per Share

The following table reflects the calculation of basic and diluted income per share for the past three fiscal years:

(In thousands, except per share data)	Year Ended					
	August 27, 2016		August 29, 2015		August 30, 2014	
Income per share - basic						
Net income	$	45,496	$	41,210	$	45,053
Weighted average shares outstanding		26,925		26,941		27,430
Net income per share - basic	$	1.69	$	1.53	$	1.64
Income per share - assuming dilution						
Net income	$	45,496	$	41,210	$	45,053
Weighted average shares outstanding		26,925		26,941		27,430
Dilutive impact of awards and options outstanding		108		110		115
Weighted average shares and potential dilutive shares outstanding		27,033		27,051		27,545
Net income per share - assuming dilution	$	1.68	$	1.52	$	1.64

The computation of weighted average shares and potential dilutive shares outstanding excludes the effects of options to purchase 10,000, 167,394 and 457,421 shares of common stock for the fiscal years ended August 27, 2016, August 29, 2015 and August 30, 2014, respectively. These amounts were not included in the computation of diluted income per share because they are anti-dilutive under the treasury stock method.

Note 14: Interim Financial Information (Unaudited)

Fiscal 2016

(In thousands, except per share data)	Quarter Ended							
	November 28, 2015		February 27, 2016		May 28, 2016		August 27, 2016	
Net revenues	$	214,223	$	225,672	$	272,077	$	263,254
Gross profit		25,249		25,276		30,257		31,867
Operating income		12,759		13,503		20,593		18,886
Net income		8,558		9,354		14,438		13,146
Net income per share (basic)		0.32		0.35		0.54		0.49
Net income per share (diluted)		0.32		0.35		0.53		0.49

Fiscal 2015

(In thousands, except per share data)	Quarter Ended							
	November 29, 2014		February 28, 2015		May 30, 2015		August 29, 2015	
Net revenues	$	224,403	$	234,543	$	266,510	$	251,049
Gross profit		24,386		24,258		28,183		28,053
Operating income		14,442		11,948		16,118		16,911
Net income		9,895		8,096		11,502		11,717
Net income per share (basic)		0.37		0.30		0.43		0.43
Net income per share (diluted)		0.37		0.30		0.43		0.43

Note 15: Comprehensive Income

Changes in AOCI for defined benefit pension items, net of tax, were:

	Year Ended	
(In thousands)	August 27, 2016	August 29, 2015
Balance at beginning of year	$ (2,274)	$ (1,808)
OCI before reclassifications	17,027	2,044
Amounts reclassified from AOCI	(3,778)	(2,510)
Net current-period OCI	13,249	(466)
Balance at end of year	$ 10,975	$ (2,274)

Reclassifications out of AOCI in net periodic benefit costs, net of tax, were:

		Year Ended	
(In thousands)	Location on Consolidated Statements of Income and Comprehensive Income	August 27, 2016	August 29, 2015
Amortization of prior service credit	Cost of goods sold	$ (4,788)	$ (3,428)
Amortization of net actuarial loss	Cost of goods sold	1,010	918
Total reclassifications		$ (3,778)	$ (2,510)

Note 16: Subsequent Events

Issues of stock options and restricted common stock
On October 11, 2016 the Human Resources Committee of our Board of Directors issued stock options and shares of restricted common stock, which is further discussed in Note 11.

Dividend
On October 12, 2016 our Board of Directors declared a cash dividend of $0.10 per outstanding share of common stock. The dividend will be paid on November 23, 2016 to all shareholders of record at the close of business on November 9, 2016.

Securities Purchase Agreement
On October 2, 2016, we entered into a Securities Purchase Agreement (the "Purchase Agreement") with Grand Design, Octavius Corporation ("Octavius"), Summit Partners Growth Equity Fund VIII-A, L.P., Summit Partners Growth Equity Fund VIII-B, L.P., Summit Partners Entrepreneur Advisors Fund I, L.P., Summit Investors I, LLC, Summit Investors I (UK), L.P., SP GE VIII-B GD RV Holdings, L.P. (collectively the "Summit Sellers"), RDB III, Inc., and each of the shareholders of RDB III, Inc. (collectively the "RDB Sellers"). The Summit Sellers and RDB Sellers are hereafter referred to as "Sellers."

The Purchase Agreement provides that, among other things, and subject to the terms and conditions of the Purchase Agreement, Octavius, a newly formed wholly-owned subsidiary, will acquire all of the equity interests of Grand Design and all of the capital stock of SP GE VIII-B RV Blocker Corp., a Delaware corporation owned by Summit Partners Growth Equity Fund VIII-B, L.P., representing the sale of Grand Design to Winnebago. Following the transaction, Grand Design will be an indirect wholly-owned subsidiary. The purchase price for the acquisition is approximately $500.0 million, consisting of $395.0 million in cash and 4,586,555 shares ($105.0 million) of our common stock to be issued to Sellers. The $500.0 million purchase price is subject to customary closing adjustments pursuant to the terms of the Purchase Agreement. The closing of the acquisition is also subject to customary closing conditions, including the expiration of any applicable waiting period under the Hart Scott Rodino Antitrust Improvements Act of 1976, as amended. The acquisition is expected to close in the first fiscal quarter of 2017.

In connection with our agreement to acquire Grand Design we executed a customary debt commitment letter with JPM Morgan pursuant to which, subject to customary exceptions and conditions, JPMorgan has committed to provide a seven-year $300.0 million secured term loan B facility, and a five-year $125.0 million asset-based revolving credit facility (collectively the "Credit Facilities"). We intend to use the proceeds from the term loan and a portion of the revolving credit facility together with $60.0 million in cash and $105.0 million in common stock to complete the acquisition of Grand Design. The remainder of the revolving credit facility will be used to fund our working capital needs. The Credit Facilities are expected to be secured by all or substantially all of our assets, and will replace our current credit facility with Wells Fargo Bank, N.A.